UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                           FORM 10-SB12G/A


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   Monarch Media and Entertainment Group, Inc.
             ----------------------------------------------------------
                  (Name of Small Business Issuer in its Charter)


      Nevada                                                  88-0436489
----------------------------------                     -------------------------
(State or other jurisdiction of                              (I.R.S. Employer
 Incorporation or organization)                             Identification No.)


               200 - 604 Columbia Street New Westminster, B.C.  V3M 1A5
      -----------------------------------------------------------------------
                  (Address of principal executive offices)     (Zip Code)


       Issuer's telephone number:             (604) 523 2888
                                         ----------------------

   Securities to be registered under Section 12(b) of the Act:

      Title of each class                 Name of each exchange on which
      to be so registered                 each class is to be registered

                N/A                                    N/A
               -----                                  -----

   Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
              --------------------------------------------------
                                (Title of Class)

                      Monarch Media and Entertainment Group, Inc.
                                    FORM 10-SB12G/A

                                   TABLE OF CONTENTS

                                         PART I
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                                                                            Page

Item 1.   Description of Business                                              1
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Item 2.   Management's Discussion and Analysis or Plan of Operation           18
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Item 3.   Description of Property                                             21
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Item 4.   Security Ownership of Certain Beneficial Owners
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          And Management                                                      22

Item 5.   Directors, Executive Officers, Promoters
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          And Control Persons                                                 24

Item 6.   Executive Compensation                                              28
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Item 7.   Certain Relationships and Related Transactions                      30
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Item 8.   Description of Securities                                           30
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                                         PART II
                                         -------

Item 1.   Market Price of and Dividends on the Registrant's
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          Common Equity and Other Shareholder Matters                         31

Item 2.   Legal Proceedings                                                   33
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Item 3.   Changes in and Disagreements with Accountants.                      33
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Item 4.   Recent Sales of Unregistered Securities                             33
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Item 5.   Indemnification of Directors and Officers                           33
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                                       PART F/S

Item 1.   Audited Financial Statements (Monarch Media &
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          Entertainment Group, Inc.)                               A-1 thru A-10

Item 2.   Audited Financial Statements (Intuitech Marketing,
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          Inc.)                                                  IA-1 thru IA-14

Item 3.   Pro-Forma Condensed Consolidated Financials              PF-1 thru PF6
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Item 4.   Audited Financial Statements for Year Ended December
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          31, 2000 YE 2000.                                        A-1 thru A-17

                                        PART III

Item 1.   Index to Exhibits                                                   34
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          Signatures                                                          35

                                     PART I

     To simplify the language in this Registration Statement Monarch Media and Entertainment Group, Inc., and Intuitech Marketing Inc. are referred to herein as the "Company" or "We" unless the context indicates otherwise.

Item 1.     Description of Business.
------------------------------------

BUSINESS DEVELOPMENT.

     Monarch Media and Entertainment Group, Inc., ("Monarch Media") a Nevada corporation was formed on December 17, 1997. Intuitech Marketing Inc. ("Intuitech"), its wholly owned subsidiary was incorporated under the laws of the province of British Columbia on March 25, 1985

     Monarch Media and its wholly owned subsidiary, Intuitech, a development stage enterprise, operate in the business of acquiring and enhancing existing software technologies and products so that they can be reintroduced to the market place. Specifically, the Company's primary business through Intuitech is providing M2D (magazines to digital) Services to publishers of magazines and trade journals. M2D Services is the process of creating a new product for publishers by repackaging the back issues of their magazines (or trade journals) into an electronic format and presenting them to the public on a CD-ROM or DVD using Intuitech's P2D (print to digital) Technology. Digital magazine archive refers to the new product created using M2D Services that may contain as few as one or as many as hundreds of back issues of a publication.

     The Company has not been involved in any bankruptcy, receivership or similar proceeding. The Company has not been involved in any material reclassification, or purchase or sale of a significant amount of assets not in the ordinary course of business, other than the acquisition of Intuitech described below.

     Prior to the merger with Intuitech, Monarch Media's business consisted of music recording, publishing and distribution of entertainment products including games and software. Mr. David Mead and Mr. Roger Snow were the principles of Monarch Media at this time. In executing its business plan Monarch was in the process of building and networking to build relationships to create and expand its product and marketing capabilities for entertainment services.

     During the period March 1998 to January 2000 Monarch Media was working diligently to execute its business plan by building and networking to build relationships to create and expand its product and marketing capabilities for entertainment services. An example of the Company's diligence lies in their shooting of a religious television pilot by the name of "The Jimmy Snow Show." The pilot never aired, but is an example of how Monarch Media was not inactive during this period.

     Intuitech was inactive from January 1988 to December 1999. However, Intuitech was active and vigorously executing its business plan during the period December 1999 to the present date.

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Page 2

     As indicated in Note 3 of the Financial Statements for the period ending December 31, 1999, during this period, the Company commenced a private offering exempt from registration requirements under Rule 504 of Regulation D. On April 19, 1999, George Moriarty printed an article in Private Equity Week. The article provided a brief listing of companies that had raised money through private placement of their stock, and included in that listing was Monarch Media and Entertainment Group, Inc. The article briefly describes the private offering noted above and states that the Company planned on raising $1 million through a private placement of common stock to be used for working capital. Since the Company was diligently working to achieve its business plan and was active during this period, on March 1, 1999, the Company filed a Form D pursuant to Rule 504. The form was processed on March 30, 1999. As a result, the Company sold 6 million shares of its securities at $.0125 per share and raised $75,000 to be used as working capital. The Company's intent was to use the capital raised by this offering to fund additional religious television pilots with hopes that one of the shows would be picked up by a network station. The offering was in conjunction with the Company's business plan at that time. It had no connection to the subsequent Monarch/Intuitech merger, which resulted in an amended business plan.

     Intuitech formalized its business plan during the last quarter of 1999. Pursuant to a Technology Transfer Agreement dated December 1, 1999 Intuitech acquired from Helikon Technologies Inc. ("Helikon"), 100% of Helikon's interest in a master license to use software ("Original Source Code") that comprises a digital magazine archive. The agreement is referred to as Exhibit "A" below. Helikon developed the Original Source Code for one of its clients and retained a license to use this software to create other digital magazine archives. Intuitech was a wholly owed subsidiary of Helikon on December 1, 1999.

     Intuitech's business plan called for an upgrade of the Original Source Code by enhancing the existing features and adding new features. The enhanced and upgraded software is referred to as "P2D Technology". Intuitech began this software enhancement process in February 2000 and determined that it would need to secure additional funds to complete the software upgrade and start marketing its services. Intuitech wished to provide its investors with future liquidity for their investment and therefore entered into an agreement with Monarch Media who began the process of becoming a public company.

     By Agreement dated March 29, 2000 and amended April 8, 2000 (the "Agreement") between the Monarch Media and Intuitech and the shareholders of Intuitech, the Monarch Media acquired all of Intuitech's issued and outstanding shares of common stock making Intuitech a wholly-owned subsidiary of the Company. The business of Intuitech became the only operating business of the Company and the officers and directors of Intuitech assumed the officers and director positions of the CompanyIn April 2000, Monarch Media acquired all the outstanding shares of Intuitech by issuing 4,322,249 shares of its capital stock in a business combination accounted for as a purchase. The results of operations of Intuitech are included in the accompanying December 31, 2000 financial statements since the date of acquisition. The total cost of the acquisition was $155,434, which equaled the fair value of the net assets of Intuitech on the acquisition date.

History of Monarch Intuitech Relationship

     Mr. Tom Williams was introduced to David Mead on or about September 1999. At this time Mr. Williams was president of Dominion Game Marketing Ltd., a British Columbia company, whose business was at that time and remains today

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Page 3

developing computer games. Dominion Game Marketing Ltd. was developing a computer game in a joint venture with Helikon Technologies Inc.

     Monarch Media's prospects for business in the music industry were struggling at this time, so the directors decided to adopt an amended business plan of acting as an incubator of technology related companies. In the execution of this business plan Monarch Media raised $75,000 through a Regulation D 504 offering initial filed in March 1999, of which $50,000 was loaned to Dominion Game Marketing Ltd. to continue the design and development of is computer game. As the design was completed, the initial estimates for the development time and costs grew substantially from approximately $375,000 to $1,000,000.

     On or about March 1, 2000 Mr. Williams told the directors of Monarch Media about Intuitech another company that Mr. Williams was developing. The capital requirements for Intuitech's business plan were much smaller that those of Dominion Game Marketing. The pervious directors of Monarch Media decided to shift the Company's focus from Dominion Game Marketing's business to Intuitech business.

     On or about March 1, 2000, Intuitech had secured approximately $157,000 Canadian dollars in equity to finance the acquisition of the magazine archive software and begin development of the P2D Technology. Intuitech need an additional $250,000 Canadian dollars to complete the development of the P2D Technology and begin marketing its services. As negotiations between Intuitech and Monarch Media regarding a merger of the two companies progressed, it became apparent that the proposed merger would be in the best interest of both companies. Intuitech was able to secure an additional $125,000 Canadian dollars in equity financing on or about March 15, 2001, in part as a result of assistance by the pervious directors of Monarch Media, from investors that wished to participate in the business that would result from the merger of the two companies.

     As of March 31, 2000, Intuitech had approximately $98.473 in cash compared to Monarch Media, which had approximately $1,904 in cash.

     Without the assistance of Monarch Media in securing the $125,000 in equity investment, the cash position of Intuitech on April 9, 2000 would have been approximately $15,666. If the equity investment had been made into Monarch Media and then advanced to Intuitech as a wholly owned subsidiary after the acquisition was completed, then the comparative balance sheets o nor about the closing date would have been as follows:

     Financial  Highlights
     At March 30, 2000                   Monarch Media     Intuitech Marketing
                                        ---------------------------------------
     Assets
        Cash & Prepaid                      $    86,358         $    15,166
        Software and Deferred Development             0              55,071
        Receivable                               50,000                   0
                                        ---------------------------------------
                  Total Asset                   136,358              70,237
                                        =======================================
     Liabilities                                                      2,730
     Equity
        Retained Earnings (Deficit)             (36,218)            (38,717)
        Share Capital                           172,576             106,224
                                        ---------------------------------------
                Total Liability & Equity        136,358              70,237
                                        =======================================

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Page 4

     Monarch Media acquired $157,907 in assets and $2,473 in liabilities when it acquired Intuitech. The assets are comprised of Cash and Receivables in the amount of $101,507 and software and deferred development costs in the amount of $56,400. The liabilities are comprised primarily of trade payables and accrued payables in the amount of $ 2,4730. In order for Intuitech to implement its business plan, the combined companies would need to raise and additional $125,000 Canadian dollars. This is not a liability, however the value Intuitech's assets would be significantly reduced if these additional funds were not secured.

     Pursuant to the Agreement, Monarch Media issued 4,322,249 common shares at $0.0359 per share or 18.4% of its issued capital to acquire Intuitech. Based on a net asset valuation Intuitech was worth $155,434

     If the net asset valuation of Intuitech is adjusted to $70,237 by reallocating the $125,000 Canadian equity investment to Monarch Media as described in the above table, the 4,322,249 common shares would have been issued at $0.01625 per share which is at a $0.00375 per share premium over the share price at Regulation D filing of March 1999.

     The specific number of shares issued for the acquisition if Intuitech, being 4,322,249, was determined by negotiations, based on the asset value of Intuitech and possible future value of Intuitech's business and Intuitech's need for capital to complete enhancements to its P2D Technology. There were a large number of participants in the negotiations including Intuitech's directors, Monarch Media's directors and Intuitech's shareholders.

     Intuitech required funding to develop the enhancements to the original software. Intuitech was able to secure substantial investments based on its business plan, its assets and its intention to undertake the process of becoming a public company. Intuitech was able to raise a portion of the funding required to implement its business plan and believed that it would be better able to secure the necessary additional investment through Monarch Media.

     The Agreement was negotiated at arms length between the parties. No independent fairness opinion was obtained in connection with this transaction.

Acquisition of Intuitech

     On March 29, 2000 the Company entered into an agreement (the "Agreement") with Intuitech and the shareholders of Intuitech to acquire 100% interest in said corporation through an exchange of shares in which the Company issued 4,322,249 restricted shares of its common stock solely in exchange for all of the outstanding common stock of Intuitech. As a result of this agreement, the shareholders of Intuitech would receive one (1) share of Monarch common stock for every five (5) shares of their Intuitech common stock. The Company then proceeded to operating the business of Intuitech and became an operating entity to the extent of Intuitech's business, which is presently limited.

     The Agreement was negotiated at arms length between the parties, has been filed, see reference to Exhibit "1" below. No independent fairness opinion was obtained in connection with this transaction.

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Page 5

Assets of Intuitech.

     On December 1, 1999, Intuitech entered into an agreement (the "Technology Transfer Agreement") with Helikon, to acquire a 100% of Helikon's interest in computer software source code ("Original Source Code"), which is in the form of an exclusive license to use, and modify the Original Source Code. License. The Technology Transfer Agreement has been filed; see reference to Exhibit "A" below. Helikon developed the Original Source Code software as a "work for hire" for Wizards of the Coast, Inc. ("WOTC"), and created a finished commercial product called Dragon Magazine Archive. Helikon retained the rights from WOTC to create other magazine archive products with the only condition being not to use the Original Source Code to create magazine archive products that competed with WOTC's Dragon Magazine Archive product. On December 1, 1999, Intuitech was a wholly owned subsidiary of Helikon.

     Wizards of the Coast, Inc. own the original source code. Helikon retained the rights to use the software to develop digital magazine archives for other publishers using the original software

     Magazine archives that competed with Wizards of the Costs dragon magazine archive were identified by magazines genera. The Dragon Magazine supports and describes the play of the game Dungeons and Dragons. Wording from the Wizards and Helikon agreement is as follows: "The phrase "competes directly with the Software" shall mean any product that includes an archive magazine reader for paper-based role-playing game related magazines."

     Intuitech purchased the license from Helikon for approximately $34,000 (or $50,000 Canadian dollars) partially paid in cash in the amount of $17,000 ($25,000 Canadian dollars) and partially in stock with 500,000 common shares of Intuitech valued at approximately $0.03 per share (or $0.05 per share in Canadian dollars) for a deemed value of $17,000 (or $25,000 Canadian dollars).

     Intuitech raised additional equity capital and began to implement its business plan, first by redesigning the magazine archive software to enhance the features of the magazine archive product and ensure the software code was sufficiently robust that it could be quickly adapted to create a large number of different magazine products. Intuitech retained Helikon to undertake the specific development work of enhancing and upgrading the Original Source Code. This development work began in February 2000 and has been completed as of the date of this report.

     This new source code is referred to as P2D Technology and is the property of Intuitech. The P2D Technology source code has changed so substantially from the Original Source Code that it is a new work and the sole property of Intuitech. The Original Source Code is written in the C++ programming language. Intuitech decided to rewrite this software using the Java programming language. Intuitech has redesigned most of the key components of the original software and re-implemented 100% of the original software.

     The terms of this development agreement between Intuitech and Helikon has been reduced to writing and is dated November 1, 2000. The agreement has been filed, see reference to Exhibit "B" below. This development agreement was amended by agreement dated February 1, 2001, which increased the expected development costs of the P2D Technology from approximately $130,000 to $146,000. As of December 31, 2000 Intuitech has paid and accrued $118,832 for the progression of the software development. The amendment agreement is attached as Exhibit "K."

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Page 6

BUSINESS OF COMPANY.

Principal products or services and their markets

Digital Magazine Archive
------------------------

     Digital Magazine Archive refers to the new product, created using M2D Services, that may contain as few as one or as many as hundreds of back issues of a magazine or publication.

     P2D Technology is Intuitech's proprietary software technology for reading, searching, book marking, printing and placing "post-it-notes" on PDF (or Portable Document Format) files.

     M2D Service begins with a full color scan of all pages of all back issues of the particular magazine to be included in the digital magazine archive. The scanned images are processed to extract text to build a master search index and then are converted to industry standard PDF files. This data is then integrated with Intuitech's P2D Technology.

     A custom user interface is designed to give the product the visual appearance and sound effects that are consistent with the specific magazine's style and theme. Usability labs with typical end users are held to ensure that the custom interface is both intuitive and user friendly.

     Finally, all the elements are combined together onto a CD-Rom or DVD, a commercial package is designed and the final product (the "Digital Magazine Archive") is then ready for printing, duplication and packaging.

     The products and services offered by the Company are new and innovative. The Company will compete by providing high quality services at strategically set prices and delivering a product based on a commercial product.

The Publishers Benefits

     The Digital Magazine Archive product can provide a significant revenue source for our prospective clients, the publishers of our target magazine. For example, using M2D Services to repackage 240 back issues of a monthly magazine having an average of 80 pages each, could be placed on a 5 CD-ROM set. Development costs plus the cost of an initial production and packaging of 30,000 sets would cost approximately $360,000 or $12.00 per set.

     The Digital Magazine Archive Product created through the M2D Services provides the publisher with a number of benefits such as:

   * A new product with custom sound and graphics that reflects the look and feel of the magazines specific style;

   * This new product can be sold to existing customers/subscribers resulting in an increase in sales revenue;

   * This new product can be used as a promotional vehicle in a number of ways to attract new subscribers. (i.e. receive the last 2 years of back issues with your 1st years paid subscription);

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Page 7

   * A method of responding to reprint requests instantly. The publisher can create a single issue version of the Custom Magazine Archive Product through the P2D Service simply by copying the appropriate files to a CD-ROM;

   *     Longer term exposure for advertisements in the publication;

   * Recurring product potential, reissue an updated CD each year for a minimal cost;

   *     Supports distribution of publication over the Internet.

   * Additional product potential, Annual CD-ROM containing all the prior years issues.

Consumer Benefit

     When the end user purchases a Digital Magazine Archive product they will receive a full archive of all the magazines back issues exactly as they were printed, in a compact and easily accessible CD-ROM format with the ability to:

   * Keep a full color copy of every issue in an easily accessible and compact form; electronically display and zoom in and out on single or multiple pages;

   * Conduct research on specific topics or key words through simple or complex search criteria, over the entire archive in one step;

   * Bookmark specific articles, cartoons, or advertisements for quick access; maintain multiple sets of bookmarks related to a variety of different topics;

   *     E-mail all or part of their bookmark lists to others;

   * Copy articles or graphics and paste them into a word processor or other Windows applications;

   *     Print a single page from any issue, or print an entire magazine;

   * Receive new issues, as they are published, over the Internet and incorporate them into the archive product;

   * View a full color thumb nail graphic image of each magazine cover, and look though any magazine one page at a time; or search the entire archive at once.


Markets for Company's Products

     Intuitech has not yet sold any M2D Service. Intuitech's business plan called for the enhancement of the P2D Technology to be substantially complete before the marketing phase began. Preparation for marketing the M2D Services have been underway since July 2000 and the Company has been contacting prospective clients since October 1, 2000; see the section entitled Marketing Strategy below.

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Page 8

     Monarch knows of no firms producing a product or service identical to Intuitech's P2D Technology. The small number of other digital archive products currently on the market appears to have been produced by the respective publishers themselves in conjunction with software marketing companies such as Broderbund and TLC (The Learning Company). Any software development company could develop software similar to Intuitech's P2D Technology given sufficient time and resources.

     Intuitech will compete by being first to the market, delivering a high quality product for a price substantially less that the cost of developing a similar product.

     Intuitech has completed the enhancement to its P2D Technology and designed it to allow the systematic creation of digital magazine archives. Intuitech can create a magazine archive for its client in a short time period, estimated to be four months.

     The price Intuitech's clients will pay for a magazine archive product and service is significantly less that the cost the client would incur if they were to hire a competitor of Intuitech to develop a digital archive with a feature set similar to that offered by Intuitech's P2D Technology.

     We expect that a license to use the P2D Technology for a single magazine archive will sell for $50,000. In addition, the client would be required to pay the costs of creating and programming PDF Files for each of their magazine's back issues included in the digital archive. If a prospective client publishes a large number of magazines, we plan to offer a substantial discount on the licensing costs for the P2D Technology.


Product Description

     There are very few magazine archive products on the market. National Geographic has published a 110-year archive of its magazine, Warner Brothers has published an archive of Mad Magazine, and Builderburg Group, Inc. has announced an archive version of The Journal of Light Construction magazine will be available in February 2001. We expect that the popularity of this type of product will grow rapidly.

     The Company's competition will be from other small companies providing specialized software services to magazine publishers or with the publishers themselves through their in-house technology department. The Company stands ready to assist magazine publishers in developing magazine archive products at prices substantially less that it would cost magazine publishers to develop similar software. Using the Company's services, a publisher will have their product to market much sooner than by creating their own custom software.

     The time required to develop software comparable to the P2D Technology would take between 10 to 14 months. The Company is unable to estimate how much of a lead it may have on its competitors.

     The magazine archive products on the market do not include all the features, which the Company's P2D Technology has or will have. The Company's P2D Technology reads standard PDF files, allows a completely customizable user interface, and provides for searchable text across the entire archive.

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Page 9

     The Company hiring Helikon Technologies Inc. to upgrading the software and enhance the feature list. Helikon Technologies Inc. has experience in this area from developing the Dragon Magazine Archive.


Status of any publicly announced new products or services

     As of the date of this report the Company has completed development of the P2D Technology and performed extensive internal tests, and believes the product is now ready for full commercialization. However, until commercialization of the product is commenced, there can be no assurance that additional development work will not be required. Although beta versions of the product did not show any operating problems, upon large-scale usage of the product, it would not be unusual for certain "bugs" to be found which would require correction. This could slow further development of the Company's business.

     The Company is planning for development of future products however no new products or services have been announced.


Second-Stage Products and Services

     The Company is planning products for the second phase of its evolution. These new products will focus on two different areas, one area is in improving productivity in creating PDF files from scanned images and the second area is enhancing the products a publisher can market to it customers. In regards to the productivity tools, we intend to conduct a feasibility study in regards to
(i) developing a "plug-in" for Adobe Capture or a standalone product which would allow two scanned images of the same page to be integrated in producing one PDF file and (ii) creating a PDF file which contains a single page partially formatted in "normal" and part in "graphic with hidden text". The second set of software products will enable the company to greatly expand the number of publications it can transfer at any given period of time.

     In regards to the enhanced products that a publisher will be able to market, we will analyze the feasibility of complementing the magazine archive product with multi media content, (video, audio and or animations) research the development of this type of product.

     The Company will also analyze the feasibility of offering its M2D Services in languages other than English.

     As funding permits, the Company hopes to be able to develop a strong software team that not only works on the M2D Services but also will be able to develop software for licensing to other software firms. All future development will be dependant on the Company's first product, and potentially upon the Company's ability to generate further investment capital for expansion.

     Although the Company has developed its product and performed initial tests along with Beta runs, management feels the product is several months from full commercialization. Until commercialization of the product is commenced, there can be no assurance of future success. Additionally, although Beta versions of the product do not show any operating problems, upon large-scale usage of the product, it would not be unusual for certain "bugs" to be found which would require correction. This could slow further developments of the software.

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Page 10

Marketing Strategy

     The Company will initially target publishers of specific types of magazines, those that would provide articles that would remain relevant and of interest over a 10 to 15 year period. The ideal publication will contain feature articles, which have maintained their relevance over a number of years, have been in print for at least 10 years, and have a loyal and enthusiastic subscriber base, members of which are early adopters of new electronic products. The types of magazines to be approached are home repair, gardening, professional journals, specific sports journals, veterinary, health care, and travel. The categories for potential publications are numerous. Any magazine that people have collected back issues of for intended future reference, will be ideally suited for the M2D Service.

     Initially the Company will use a direct marketing approach to personally contact a select list of publishers whose profile matches the initial target market. The Company is initially limiting its marketing to publishers located in the United States and Canada. We have no immediate plans to advertise in trade magazines. Should we determine that such advertising would be beneficial, the ads would be placed in such magazines as, Foli: The Magazine for Magazine Management and CM Circulation Management. As the Companies business grows, it will be prudent to attend trade conferences such as the Circulation Management Conference & Expo. The Company will limit its marketing activities to publishers in the United States and Canada during its first year of operations and then expand its operations if, as and when the Company decides it is prudent to do so.

     The President is responsible for all aspects of the selling process.

     We employ a clerical support person and have trained them as a telephone marketer. This person is responsibility to make the initial call to a magazine publisher, introduce the company and our products, provide password access to our web site for interested publishers, and initiate the mailing of a brochure. The contact information is then passed to a senior sales representative for follow up.

     Currently the President is acting as senior sales representative. The senior sales representative is responsible to develop a relationship with the prospective client, obtain a completed questionnaire, analyze the client's current product offering, prepare a assessment report, negotiate the terms of a contract, close the sale, over see the development and delivery of the clients digital magazine archive and ensure the payments from the client are received are the appropriate time.

     We have recently hired a senior sales representative, Mr. David Williams who will be assigned to develop his own leads, make the initial contact, assist in the creation of an assessment report, close the sale and liaise with the client during the development of their digital magazine archive. Mr. David Williams is the brother of Tom Williams.

     The monthly costs of the sales force, including wages or consulting fees for $3,670, office rent for $1,350, telephone, web site maintenance, postage and other miscellaneous costs for $800 is approximately $5,820 per month (or $8,690 Canadian dollars). The Company has sufficient resource to continue its operations until June 2001 at which time it will need to raise additional working capital either through borrowing additional funds, issuing addition equity capital, or by generating income from operations.

     The Company intends to provide its M2D Services to magazine publishers and deliver a final product to them. The publishers will market their Custom Magazine Archive Product, and distribute the Custom Magazine Archive Product through their existing distribution channels. The best market for these new products will be the current and past subscribers of the magazines which can be reached through advertisements or inserts in the specific magazine or as additional inserts in renewal mail outs sent to existing subscribers.

Sources and Availability of Raw Materials/Names of Principal Suppliers

     The Company's product and service is based on its software in various forms and therefore the company needs access to experienced software developers, software technicians and graphic artists to develop Digital Magazine Archives.

Access to employee

     New Westminster is a suburb of Vancouver, which supports a large community of computer programmers and graphic artists. The greater Vancouver area has a large number of colleges, technical schools and two large universities where people receive training for the skills we require in our employees. In addition there is a large number of computer programming, graphics studios and print media publishers servicing in a wide variety of industries. There is an amply supply of qualified works in the immediate area.

Dependence on a Few Major Customers

     The Company's business does not depend on one or a small number of customers. There are a large number of publishers and a large number of publications. We plan to provide a one-time service for our customers. However the customers will likely wish to publish an update digital archive each year or perhaps every two years. We will offer our services to develop an annual product for our customers, however there is no contractual requirement for them to do so. Our clients could become sophisticated enough to develop their own annual update products. The Company intends to offer extended technical support for its P2D Technology for an annual service charge. The particulars of this service have not been established, and it would not apply until one year after the first product is delivered to the customer.

Distribution Strategy

     The Company intends to provide its M2D Services to magazine publishers and deliver a Digital Magazine Archive to them as a finished product. The publishers will be responsible to market this new product, and distribute it through their existing distribution channels. The prime market for the Digital Magazine Archive will be the current and past subscribers of the magazine that is its subject. This new product can be promoted through advertisements or inserts in the subject magazine's new issues, through inserts in subscription renewal mail outs sent to existing subscribers or direct mailing to past subscribers.

Research and Development Activities in the Past Two Years

Intuitech acquired the Original Source Code in December 1999 and began to develop enhancement to this software in February 2000. The Company hired Helikon Technologies Inc. to complete the enhancements and upgrade to the Original Source Code on behalf of Intuitech. The resulting software is referred to as P2D Technology and is proprietary to Intuitech.

Pursuant to a Technology Transfer Agreement date December 1, 1999, Intuitech acquired, master license to use, and modify software ("Original Source Code") that comprise a digital magazine archive system from Helikon Technologies Inc. ("Helikon"). See section entitled Business Development - Assets of Intuitech above.

Intuitech has redesigned most of the key components of the original software and re-implemented 100% of the original software. The original source code is written in the C++ programming language. Intuitech decided to rewrite this software using the Java programming language to increase the number of computer systems the P2D Technology will operate on. The P2D Technology source code has changed so substantially from the Original Source Code that the Company considers it a new work and the sole property of Intuitech.

Intuitech retained Helikon to undertake the specific development work of enhancing and upgrading the Original Source Code. This development work began in February 2000 and was expected to be complete by January 2001 at an approximate cost of $130,000. Since the original agreement, the cost of completion has been amended to be approximately $146,000. As of December 31, 2000 Intuitech has paid and accrued $118,832 for the progression of the software development.

The Company has completed developed of the P2D Technology and performed extensive internal tests, and believes the product is now ready for full commercialization. However, until commercialization of the product is commenced, there can be no assurance that additional development work will not be required. Although beta versions of the product did not show any operating problems, upon large-scale usage of the product, it would not be unusual for certain "bugs" to be found which would require correction. This could slow further developments of the Company's business.

The P2D Technology is designed it to allow the systematic creation of new Digital Magazine Archives. Intuitech can create a magazine archive for its client in a short time period, estimated to be within a four-month period.


Operations Plan

     Once the Company has completed the P2D Technology, there will be three tasks required to create and deliver each magazine archive to its customers. The first task will be converting all the back issues of a magazine into an electronic format namely PDF files. If the publisher already has their back issues in the form of PDF files, this step will not be necessary. The Company expects that the back issues of magazine beyond the last 5 years will not be in electronic form and will need to be scanned and converted to PDF files. There are a large number of companies offering this service. The Company plans to contract this work out instead of purchasing the specialized equipment and acquiring the technically trained personnel. Currently, we are considering a number of scanning companies such as Bodi & Associates, Inc. of Lakewood, OH, and Del Mar Data, Inc. of Rancho Santa Fe, CA.

     In the event we decide to perform the scanning service "in-house" there are numerous companies that provide the appropriate scanning equipment such as Kodak, Fujitsu, Ricoh, Panasonic and Xerox. The primary specialized software for writing PDF files are products created by Adobe Systems Incorporated such as Adobe Acrobat and Capture. There is a number of specialized workflow software available such as Compose by Infodata Systems Inc. or ScanFix by TMS Sequoia (TMS, Inc.).

     The second task will be the design of a custom user interface, which may include custom graphic art, or simply the integration of exiting art, which the magazine publisher has already created. There are a large number of independent artists and companies that provide layout and graphic art services so we are not dependent on any one supplier in this area. The Company plans to contract this work out to Helikon Technologies Inc., instead of purchasing the specialized equipment and acquiring the technically trained personnel.

     The third task will be the integration of the PDF files, the custom user interface with the P2D Technology. The Company plans to contract this work out to Helikon Technologies Inc., until such time as the Company's volume of business increases to warrant the hiring of trained personnel to complete this work.

     The Company's staff will be involved in sales and quality control to ensure the scanning of the PDF files is completed correctly. Staff will work with clients to ensure the custom user interface is suitable for their specific publication. Our staff will conduct usability labs, in the form of focus group meetings with actual subscribers of the magazine. The purpose of these usability labs is to obtain response from future uses to the layout design, graphics and intuitive nature of the custom graphic user interface.

     The functions required to produce a digital magazine archive is expected to be performed by employees for the Company, however initially we plan to contract out these services until the sufficient contracts are in place to warrant the hiring of full time employees. The ranges in expected salaries described below reflects the amounts to be paid depending on an individuals training, skill level and experience.

     a) Graphic Artist. Design of graphic user interface (custom GUI) for each digital magazine archive product. This function will be performed by a mid range graphic artist with 3 to 5 years experience. The salary range for this person is expected to be between $30,000 to $38,000 per year (or $45,000 to $57,000 Canadian dollars).

     b) Programmer. Integration of the custom GUI into the P2D Technology is required for each digital magazine archive product and testing. This function will be performed by a junior programmer with 1 to 3 years experience that we expect the pay rate to range between $26,000 to $32,000 per year (or $39,000 to $48,000 Canadian dollars).

     c) Scanner Operator. Scanning the back issues of a clients magazines will be required if the client does not have copies in electronic file format. We may be required to convert other electronic formats (such as Quark Express) to PDF. These tasks will be conducted by one or more individuals. Scanning back issues will be preformed by a junior clerical person, after some training time and under the supervision of the project lead. We expect to pay this junior clerical position between $14,000 and $20,000 per year (or $21,000 to $30,000 Canadian dollars).

     d) PDF Technician. Creating PDF files from scanned images or converting other electronic formats (such as Quark Express) to PDF. Programming of PDF file to include the features required by the client. Ideally this person will have 2 to 3 years experience in the publishing industry using PDF files. We expect the pay rate for this position to range between $28,000 to $36,000 per year (or $42,000 to $54,000
         Canadian dollars).

     e) Project Lead. This person be responsible to implement the entire digital archive, to liaise with client and to organize and conduct the usability labs (end user research groups) to ensure the custom GUI is intuitive to a sample group of existing magazine subscribers or individuals form a similar demographic group. A Project Lead is expected to supervise up to 3 magazine archive projects simultaneously. The salary range for this person is expected to be between $40,000 to $50,000 per year (or $60,000 to $75,000 Canadian dollars).

     New Westminster is a suburb of Vancouver, which supports a large community of computer programmers and graphic artists. The greater Vancouver area has a large number of colleges, technical schools and two large universities where people receive training for the skills we require in our employees. In addition there is a large number of computer programming, graphics studios and print media publishers servicing in a wide variety of industries, including Electronic Arts Canada, with over 475 staff in their new 207,000 sq ft., five story, campus style facility.

     The length of time required to create an archive will vary depending on a number of circumstances including the number of pages contained in the archive
and the complexity of the feature the client requires.   The most time consuming
part of the process is scanning the back issues to create PDF files, programming each PDF file with the publisher required features , and conducting quality assurance testing on these PDF files.

     The development of a custom GUI and integrating it into the P2D Technology along with a usability study attended by magazine subscribers is estimated to take 12 person weeks of work spread over 6 to 8 weeks for a 4-person team with most of the time being used to design the GUI layout and create the custom graphic art. Included in this estimate is the integration of the finished PDF files with the custom GUI and P2D Technology, which will take one programmer approximately two weeks. The final product will then need to be tested before the final duplication begins.

     The time required to create the PDF files will depend on a number of factors including the type and quantity of graphics contained in the magazine, the fonts used in the magazine, the characteristics of the PDF file to be created and the quality and type of paper the original magazine is printed on. If our client has copies of its back issues' in electronic file format (i.e a Quark Express file) the time required to create PDF file will be reduced and the quality increased. We have estimated the time required to create the PDF files required for an archive for a sample magazine ("Sample Magazine") of 132 back issues with an average of 80 pages per issue. The process of scanning each page and converting the scanned images to text and or graphics as circumstances may require or permit, will take a team of 2 persons a total of 23 person-weeks.

Development Time Line

     Creation of a single digital archive for the Sample Magazine using our P2D Technology is expected to take a production team of 6 persons a total of 35 person-weeks.

Staffing Requirements

     If we are able to generate contracts to produce 2 archives per month for an extended period of time, assuming each magazine is the same as the Sample Magazine; we would expect each archive to be completed over a 3-month period.
At this point in time the Company would employ 22 production staff, consisting of 3 Project Lead, 3 Graphic Artist, 1 Programmer, 6 scanner operators, 6 Software Technicians and 3 Clerical support persons.

     If we are able to generate contracts to produce 4 archives per month for an extended period of time using the same average magazine as described above, we would expect each archive to be completed over a 4-month period. At this point in time the Company would need to employ 45 production staff, consisting of 3 Project Leads, 8 Graphic Artists, 2 Programmers, 12 scanner operators, 16 Software Technicians and 4 Clerical support persons.

Competition & Market

     The Company faces many challenges and competitors in its business. In addition to competing with individuals in the Companies field, with high level of expertise greatly exceeding management's abilities, the Company will be competing with numerous other entities, most of which are large, well established companies with greater assets and financial reserves than the Company possesses. The issuer will be in competition with other experts in the field in which it operates, and holds no advantage over its competition.

     The Company's business does not depend on one or a small number of customers. There are a large number of publishers and a large number of publications. We plan to provide a one-time service for our customers. However the customers will likely wish to publish an update digital archive each year or perhaps every two years. We will offer our services to develop an annual product for our customers, however there is no contractual requirement for them to do so. Our clients could become sophisticated enough to develop their own annual update products. The Company intends to offer extended technical support for its P2D Technology for an annual service charge. The particulars of this service have not been established, and it would not apply until one year after the first product is delivered to the customer.

     There is no draft sample contract developed yet.

Size of Market

     The size of the Company's target market depends on the number of publishers and the number of publications that fit the profile for the best use of the Company's services.

     The MPA (Magazine Publishers of America) reported in their fact sheet entitled Circulation Revenue for ABC Magazines, 1998, the total subscription and single-issue sales for only 612 publications to be over $9.9 billion.

     The Gale Database of Publications and Broadcast Media contains 24,000 listings for general and special interest periodicals and newspapers published in the US and Canada, as well as 11,600 subscriptions, membership, and free newsletters, bulletins and digests. The SRDS (Standard Rate and Data Service) lists 9,600 trade magazines in its "Business Publication Advertising Source," and 3,200 domestic and international consumer magazines in its "Consumer Magazine Advertising Source".

Research and Development

     The Company intends to enhance the P2D Technology to develop a second-generation product for use in its M2D Service and to test this enhanced product during production of the first 4 publications repackaged with its M2D Service. After the technology has been expanded, Intuitech will be able to provide M2D Services to whatever number of publications it is able to secure.

     The costs of the M2D Service is variable depending on a number of factors, including number of publication issues to be transferred from print to digital, the number of pages contained in each publication, and the amount an type of graphics contained in the publication.

     The Company acquired a license to the Original Software in December 1999. The Company has not spent any amounts on research and development during 1998 and 1999. The Company's customers will not directly bear any of the Company's research and development costs.

Patents and Trademarks

     The Company's proprietary software is not patented and no applications are pending, but we have retained counsel to look at the feasibility. This means that other companies may develop software, which performs similar functions to the Company's P2D Technology. We believe that this is inevitable, however the Company will have time to advance its P2D Technology. We intend to stay ahead of our competition by conducting research and development into new features to be integrated into the P2D Technology.

     The Company has no current or pending patents, franchises, concessions, or royalty agreements. The Company intends to register certain trademarks namely print2digital.com to support its P2D Technology as well as mags2digital.com and mag2digital.com to support the magazine target market for the M2D Services. . We intend that all contracts with suppliers, contractors or consultants dealing with the Company's licensed or proprietary software contain non-disclosure agreements and acknowledgements of the Company's right to its technology.

     In addition, the Company has registered the Internet domain name www.intuitechmarketing.com to be used for its corporate purposes.
--------------------------

Government Regulation.

     The Company is not subject to any government regulations other than those that normally apply to companies in this industry. Although we will be subject to regulation under the Exchange Act, we believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities.

     We are registering a class of its securities on this Form 10-SB registration statement on a voluntary basis. We have no obligation to file a Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract valuable opportunities to complement the companies business.

     We have conducted, and others have made available to us, results of market research indicating that strong demand exists for the business of transference of traditional print to the new digital medium.

Employees.

     As of the date of this report the Company has three full time staff persons, 2 employees and one consultant namely Thomas Williams, President of the Company. All employees are currently working on sales. Mr. Nienhuis and Mr.

Dungate serve as members of the Board of Directors of the Company and provided services on an as needed basis. (See "Directors and Executive Officers.")

None of our employees are represented by a union or other collective bargaining group.


Offices.

     The Company's temporary executive offices are located at Suite 200 - 604 Columbia Street, New Westminster, B.C. V3M 1A5. The Company believes that these facilities are adequate for the foreseeable needs of the Company for the immediate future; however, as the Company expands its employee base, it anticipates adding additional office space.

Reports to Security Holders.

     The Company has elected December 31, as its year-end. Thereafter, the Company will furnish its shareholders with annual reports containing audited financial statements within 90 days after the Company's year-end.

     From time to time, the Company may also furnish its shareholders with such other information, as it may deem appropriate, relative to the business operations of the Company. Such information may include news of a change in the management, purpose and control of the Company, or any material condition affecting the Company.

     The Company has loaned $50,000 to Dominion Game Marketing Ltd. at a time prior to Mr. Williams becoming a director or officer of the Company. See the section entitled Certain Relationships and Related Transactions for more information.

     Although the Company is in the development state, the Company has developed a specific business plan, owns a license to intellectual property, is developing its technical assets and has begun to market services, which include delivering a license to use its software programs. The Company's business plan includes the acquisition and enhancement of existing software, and potentially merger acquisitions with unidentified companies.

     The Company acquired its interest in Intuitech prior to filing the Form 10 SB.

     In addition to receipt and examination of annual reports and other information, shareholders of record shall as required, be allowed to examine the books and records of the company at a reasonable time upon written demand.

     The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operations of the Public Reference Room can be obtained by calling 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers located at http://www.sec.gov.
                   ------------------

Item 2.     Plan of Operation.
------------------------------

     The Company, a development stage enterprise, operates in the business of acquiring and enhancing existing software technologies and products so that they can be reintroduced to the market place. Specifically, Intuitech's business is providing M2D Services to publishers of magazines and trade journals. M2D Services, or magazines to digital, is the process of creating a new product for publishers by repackaging the back issues of their magazines or trade journals into an electronic format and presenting them on a CD-ROM or DVD using Intuitech's propitiatory software (P2D Technology). Digital Magazine Archive refers to the new product created using M2D Services that may contain as few as one or as many as hundreds of back issues of a publication.

     The Company has not yet begun to earn revenues and has not yet singed any contracts to perform its M2D Service.

     The Company has completed the planed upgrade of its P2D Technology. The cost of this research and development is expected to be approximately $146,000. The main focus of the Company will be to market it M2D Services as described in the subsection entitled Marketing Strategy above.

     The Company has two employees, one consultant and contracts support staff from time to time as needed. The monthly costs of the sales force, including wages or consulting fees for $3,670, office rent for $1,350, telephone, web site maintenance, postage and other miscellaneous costs for $800 is approximately $5,820 per month (or $8,690 Canadian dollars)

     The consulting services the Company is paying for are the services of Mr. Tom Williams, as more particularly described in Exhibit E and J, which have been filed. Mr. Williams is responsible for developing marketing strategy for the Company's products, to develop marketing materials, and attend trade shows as required. He is also responsible to contact prospective clients, to close sales orders of the Company's services and licensing of the Company's technology.

     We have estimated the operating costs for the year 2001 on a monthly basis to be as follows:

                                         Pre-Sales            With Sales
                                                     assume 2 Archives per month
          Selling costs                 $   4,000           $   9,600
          Production Costs                                     78,000
          Legal and Accounting              1,000               3,000
          General and Admin                 1,500               8,000

     The timing of these costs will depend on the success of our sales activities. The "Pre-Sales" column in the above table indicates costs expected to be incurred during the period prior to securing a contract to product a digital archive using the P2D Technology. The "With Sales" column indicates the costs expected to be incurred once we have secured production contracts. For the purpose of this analysis we have assumed production level of 2 digital archives per month.

     The additional Selling Costs expected after securing sales contracts are attributable to payment of commission and bonus to employees. In addition we expect to develop new sales material such as brochures, and begin other marketing activities

     On December 31, 2000, the Company's consolidated financial statement shows a cash position of $20,722. The Company borrowed $19,523 pursuant to a loan agreement dated March 1, 2001 that was funded March 1, 2001 as to $9,761.50 and on April 16, 2001 as to the balance of $9,761.50. The Company's current cash requirements are directed towards its sales efforts. The monthly cost of the sales force is approximately $5,820 per month (or $8,690 Canadian dollars) as more particularly described above. The Company has sufficient resource to continue its operations until June 2001 at which time it will need to raise additional working capital either through borrowing additional funds, issuing addition equity capital, or by generating income from operations.

     The Company's sales target assume it will secure up to four contracts for deliver of its M2D Services before the end of the second quarter 2001. If the Company is successful in securing two contract by June 2001, it will not need to raise additional working capital before December 2001, however its will need to secure approximately $60,000 to purchase equipment as described below.

     We anticipate that we will need to raise additional working capital either through borrow additional funds or issuing addition equity capital, or by generating income from operations.

     The Company's sales target for the year 2001 is to sign 4 digital archive development agreements during the second quarter and during the third and forth quarter 2001, to complete and deliver the first 4 digital archive products and to sign and additional 6 digital archive development agreements. If successful, the Company will not need to raise additional capital before September 2001. If the Company is not successful in securing these projected sales amounts, it will have sufficient cash to cover its operating costs until June 2001 at which time it will need to raise additional cash by either debt or equity.

     We have never had revenues from operations. We believe that our plan of operations can be executed through the efforts of current management and will require additional funds.

     We have all the equipment necessary at this stage. As the business grows, we will need to acquire computer equipment and specialized software. The number and type of computers and related equipment the Company will require will depend on an number of factors including, number of contracts the company is able to secure and whether it is prudent to subcontract a portion of the work, such as the scanning process.

     This equipment and software will be used by the Company's employees and will be acquired as and when the Company builds up its own development team and reduces the amount of development work being outsourced. The first set of tasks to be undertaken in-house is the development of the custom interface and the integration of the archive PDF files with the P2D Technology. The second set of tasks to be undertaken in-house is the programming of the PDF files and the third set of tasks including scanning the back issues.

     Project Lead workstation and software will include a PC computer and specialized software tool such as MS Office and MS Project for job scheduling.

Each project lead workstation, including computer, software and office equipment is estimated to cost approximately $3,975 per workstation.

     Graphic Artist workstation and software will include a PC computer and specialized software tools such as PhotoShop or Adobe Illustrator, a 3D Modeling tools such as Light wave or 3D Studio Max and font rendering tool such as Corel Draw. Each graphic artists workstation, including computer, software and office equipment is estimated to cost approximately $7,500 per workstation.

     Programmer workstation and software will include a PC computer and specialized software tools such as J Builder, and Optimizeit. Each programmer workstation, including computer, software and office equipment is estimated to cost approximately $5,850 per workstation.

     The following table sets out the expected costs and type of equipment the Company will require during the next 12 months as it secures contracts to provide its M2D Services:

                              Project             Graphic                       Support         Office
                               Lead               Artists     Programmer       Personnel        Server        Total
Computer Equipment            1,600              4,800         1,600             1,600          6,533        16,133
Software                      1,200             15,150         3,525             1,200          3,134        24,209
Office Equipment              3,500              7,500         2,500             2,500                       16,000
                                                                                                             ------
    Total                                                                                                    56,342
                                                                                                             ======

     We anticipate the number of employees growing as the business requires.

     In the event we are able achieve the Company's sales targets and generate contracts to produce 2 archive products per month on a consistent basis, the Company will hire 6 employees during the year ended December 31, 2001, namely a Project Lead, three Graphic Artists, one Programmer and one clerical support. A description of these positions is set out above.

     We anticipate sourcing out the scanning and PDF creation until business volumes warrant completing these services in-house, therefore we do not anticipate hire a Scanner Operator or PDF Software Technician during the year ended December 31, 2001.

     We anticipate that additional business opportunities will be available to us through the contacts of our Officers and Directors. The final evaluation of any additional business opportunities and the negotiation, drafting and execution of all relevant agreements, and any other related instruments will be done by the direction of Tom Williams the Company's President. We plan to investigate, to the extent believed reasonable by us, all additional potential business opportunities.

     Although the Company does have other products and services it plans to design and develop, it is unlikely however, that we will have the capital to develop and market these potential products or services at this time. Even if the Company is successful in generating a market for its technology, it is likely that the Company will need additional capital to aggressively market its technology and to work on the development of additional products and services. Management anticipates any future capital will be raised through the sale of its securities, which may dilute current shareholders.

     We will also seek to expand through acquisitions which are not currently identified and which entail risks, which you will not have a basis to evaluate. We may seek to expand our operations by acquiring companies in businesses that we believe will complement or enhance our business. We cannot assure you that we will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully develop our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in determining the terms of any acquisition. Consequently, there is no basis for you to evaluate the specific merits or risks of any potential acquisition that we may undertake.

     Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We do not and will not have capital to provide the owners of business opportunities with any significant cash or other assets. However, we believe we can offer owners of acquisition candidates the opportunity to acquire ownership interest in a publicly registered company without incurring the cost and time required to become a fully reporting company or to conduct an initial public offering. The Exchange Act specifically requires that any merger or acquisition candidate, comply with all applicable reporting requirements, which include providing audited financial statements to be included within the filings relevant to complying with the Exchange Act. Nonetheless, we have not conducted market research and are not aware of statistical data, which would support the perceived benefits for the owners of a business opportunity.

     We anticipate that any securities issued as a result of a business opportunity will be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.


Item 3.     Description of Property.
------------------------------------

     The Company's executive and administrative offices are located at 200 - 604 Columbia Street, New Westminster, B.C. Canada V3M 1A5. These offices are subject to a month-to-month lease agreement with monthly rent payments of approximately $650 per month plus a share of utilities estimated to be approximately $50 per month.

     The Company's subsidiary Intuitech also maintains its offices at the same address that contains its executive, administrative and sales offices. Intuitech entered into a lease agreement dated November 1, 2000 to rent office space on a month to month basis at a cost of $650 per month plus a share of utilities estimated to be approximately $50 per month.

     Monarch Media and Intuitech are sharing the same office space, the costs for this space has been allocated between the two companies in the form of two agreements.

     The current office space available to the Company is approximately 900 sq feet is adequate for the current staffing level and equipment needs of three sales persons. The current office space will be sufficient for the Company's needs as it hires another two employees. We anticipate the hiring of an additional 6 staff persons before the end of 2001. There is additional office space in the same building as the Company's current offices. This space is approximately 1,200 square feet and together with the current space would be suitable for the Company's staff level of up to 10 persons.

     In the event we are able achieve the Company's sales targets and generate contracts of 10 digital magazine archives by December 31, 2001, the Company will hire 6 employees during the year ended December 31, 2001, namely a Project Lead, three Graphic Artists, one Programmer and one clerical support person. At this level the Company anticipates the payroll for its development staff to be $10,200 per month. A description of these positions is set out above.

     If sales levels rise to a sustained level or 2 archives per month the Company will require an addition 22 staff persons and if sales levels rise to a sustained level or 4 archives per month the Company will require an addition 45 staff production staff members. There is a reasonable amount of office space available in the vicinity of the Company's current office, which is now available for rates not less favorable that the Company is currently paying.

     The office space used by the Company is situated in an urban area with other retail and office buildings. The Company's office space is situated on the second floor of an office building and is adequate and suitable for the Company's current purposes.

     The Company has no properties and at this time has no agreements to acquire any properties. Lease agreements have been filed; see reference to Exhibit "D" below.

     The Company does not intend to purchase or make any investments in real estate or interests in real estate, nor in real estate mortgages, nor in securities of or interests in persons primarily engaged in real estate activities.


Item 4.     Security Ownership of Certain Beneficial Owners and Management.
---------------------------------------------------------------------------

     As of December 31, 2000, there were 23,444,349 Shares of our common stock, $0.001 par value outstanding. The following tabulates holdings of our shares of common stock by each person who, as of December 31, 2000, holds of record or is known by management to own beneficially more than 5% of the Common Shares and, in addition, by all Directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners (1):

--------------------------------------------------------------------------------
Title of Class     Name & Address                     Amount          Percent
--------------------------------------------------------------------------------

Common             Maria Lousa DiRuggiero            1,375,000          5.8%
Stock              15185 22nd Ave. Suite 209
                   Surrey, BC V4E9T4
--------------------------------------------------------------------------------

Common             Steve Haqq                        1,375,000          5.8%
Stock              13626 22 A Ave.
                   Surrey, BC V4A9V2
--------------------------------------------------------------------------------


Security Ownership of Management (2):

--------------------------------------------------------------------------------
Title of Class     Name & Address                     Amount          Percent
--------------------------------------------------------------------------------

Common             Tom Williams                        587,320          2.50%
Stock
--------------------------------------------------------------------------------

Common             Allan Nienhuis                    1,075,000          4.5%
Stock
--------------------------------------------------------------------------------

Common             James Dungate                     Nil                N/A
Stock
--------------------------------------------------------------------------------

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.

     There are currently no arrangements, which would result in a change of control of the Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to sell or transfer all or portions of our common shares held by him, or resign as a member of our Board of Directors.

The resulting change in control of the Company could result in the removal of the present management of the Company and a corresponding reduction or elimination of their participation in the future affairs of the Company.

Item 5.     Directors, Executive Officers, Promoters and Control Persons.
-------------------------------------------------------------------------

The names of the Company's executive officers and directors and the positions held by them are set forth below:

Name                Age     Position and Office Held              Director Since
------------------  ------  ------------------------------------  --------------
Thomas A. Williams   42     President, Secretary & Director        April 8, 2000
James B. Dungate     33     Director                               April 8, 2000
Allan J. Nienhuis    37     Director                               April 8, 2000

     Mr. Williams has been working an average of 40 hours per week on the Company's business. From April 16 on he will be working a minimum of 20 hours per week on the Company's business. The other directors attend meeting from time to time as required and typically work less that one-hour per week.

Thomas (Tom) A. Williams has served as President and Director of the Company since April 8, 2000 the closing date of the merger of the Company and Intuitech. Mr. Williams is also President, Secretary and Director of Intuitech, the Company's wholly owed subsidiary. Mr. Williams was appointed Secretary of Intuitech on December 1, 1999, President and Director on March 27, 2000. The following sets out Mr. Williams' occupations for the last five years:


    Name and Business of other company,                     From            To
   Positions held, duties an activities
--------------------------------------------------------------------------------

Intuitech Marketing Inc.
subsidiary of Monarch Media,

   President, Secretary, Director.  Mr. Williams          Dec. 1 2000    Present
   duties include responsibility for sales and marketing

Equinox Financial Group, Custom Plan
   Independent Insurance Advisor, licensed in             Nov. 1998      Present
   British Columbia to deal in life, accident and sickness insurance products

Equinox Investor Services Inc.
   Independent Financial Advisor, licensed in             Feb. 1999      Present
   British Columbia to sell mutual funds.

Fraser Valley Credit Union & Insurance Services
   Financial Advisor.  Mr. Williams's duties included     April. 1996  Oct. 1998
   meeting with credit union members to discuss insurance and investment needs.

Dominion Game Marketing Inc.
is a computer game development company focused on
games to be played over the internet.
   President, Director                                                   Present

Freedom IV Entertainment Group & Associates Inc.
a global multi-media company positioned to provide
high quality entertainment product for film, television,
video, and Internet distribution.
   Secretary & Treasurer, duties include strategic planning              Present

2001 Global Technologies Inc.,
a company developing credit card security technology
with plans to manufacture and market
   Director, duties include strategic planning                           Present

James B. Dungate has served as Director of the Company since April 8, 2000 the closing date of the merger of the Company and Intuitech. Mr. Dungate is also Director of Intuitech, the Company's wholly owed subsidiary having been appoint on March 27, 2000. The following sets out Mr. Dungate's occupations for the last five years:

    Name and Business of other company,                     From            To
   Positions held, duties an activities
--------------------------------------------------------------------------------

Spectrum Investment Management Limited a mutual
fund management company and a wholly owned subsidiary
of Sun Life Financial
   Regional Sales Manager                                   1999         Present

Nesbitt Burns, a Canadian full service securities
dealer owned by the Bank of Montreal
   Investment Advisor                                       1996          1999

Independent Journalist and Researcher
   Worked on documentary on the Canadian Financial
   Crisis "The Days of Reckoning" produced by
   Stornoway Productions.                                   1995          1996


Allan J. Nienhuis has served as Director of the Company since April 8, 2000 the closing date of the merger of the Company and Intuitech. Mr. Nienhuis is also Director of Intuitech, the Company's wholly owed subsidiary having been appoint on March 27, 2000. The following sets out Mr. Nienhuis' occupations for the last five years:

    Name and Business of other company,                     From            To
   Positions held, duties an activities
--------------------------------------------------------------------------------
Class Software Solutions Ltd.
formerly Escom Software Services, is a developer
of software for municipal recreation facilities
   Development Manager, supervise software
   development team, project planning, schedule
   development                                              1998         Present

Self Employed
   Computer aided design and manufacturing system
   specialist                                               1992          1998

     The term of office of each director is one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information.

     Set forth below is certain biographical information with respect to each of the Company's officers and directors.

     Thomas A. Williams, 42 years of age, is the President, Secretary and Director of the Company. Mr. Williams has served as President and Director of the Company since April 2000 and his terms expire on December 31, 2000.

     Mr. Williams is President and Director of Intuitech Marketing Inc. and is contracted to provide sales and marketing services. Mr. Williams has 16 years of experience in the financial industry across Canada, currently holding licenses in the insurance and securities industries. Mr. Williams has specialized, over the last 6 years, in corporate structure and financing. Prior to this time, from 1984 to 1990, Mr. Williams was employed with Go Vacations Capital Inc., a restricted securities dealer, in various sales positions including sales manager for British Columbia. From 1990 to 1995 Mr. Williams invested extensive time and studies developing his private practice to be independent in the financial industry. He is a member in good standing of The Canadian Association of Insurance and Financial Advisors.

     Mr. Williams serves as a director and or officer of a number of private companies. Mr. Williams is a Director of 2001 Global Technologies Inc., a company developing credit card security technology with manufacturing and marketing, initially in China. He is also the President of Dominion Game Marketing Ltd., a company that develops computer games to be played over the Internet (massive multiplayer games). He is also the Secretary/Treasurer and Director of Freedom IV Entertainment Group & Associates Inc. a global multi-media company positioned to provide high quality entertainment product for film, television, video, and Internet distribution. Mr. Williams is the President of WCYC Canada Management Ltd. a corporation established to manage and operate investment properties in British Columbia.

     Mr. James B. Dungate, 33 years of age, is a director of the company and has served as Director of the Company since April 2000 and his term expires on December 31, 2000. Mr. Dungate has 6 years experience in the securities industry. Mr. Dungate is also Regional Sales Manager of Spectrum Investments, a wholly owned subsidiary of Sun Life Financial, operating Spectrum's Vancouver B.C. office since 1999. Spectrum is an investment management and mutual fund company. Mr. Dungate was an Investment Advisor with Nesbitt Burns, a Canadian full service securities dealer owned by the Bank of Montreal, from 1996 to 1999. Prior to this he worked as a Journalist and Researcher on a documentary on the Canadian Financial Crisis "The Days of Reckoning" produced by Stornoway Productions. During this time he has also provided investor relation services to various companies. Mr. Dungate has also been involved with a number of non-profit organizations including Generation 2000 Toronto where he was a founding member and logistics co-coordinator from 1991 to 1992, and The Evergreen Foundation where he acted as the regional manager for British Columbia from 1992 to 1994. Mr. Dungate graduated from the University of British Columbia in 1990 with a Bachelor of Arts in International Relations.

     Mr. Allan J. Nienhuis, 37 years of age, is a Director of the company and has served as Director of the Company since April 2000 and his term expires on
December 31, 2000.   Mr. Nienhuis has been involved in the computer and software development industry for over 15 years.  He is currently employed by Class

Software Solutions Ltd., as a software developer and has been since 1998. Prior to this time, he was self-employed, as a computer aided design and manufacturing system specialist. Mr. Nienhuis has also operated a successful community (not for profit) based computer bulletin board system for several years, focusing on multiplayer computer games.

     We currently employ one senior sales representative in addition to Mr. Tom Williams an officer and director who provide consulting services.

     There are no family relationships among directors, executive officers, or nominees for such positions. In the last five years, no director, executive officer, promoter or control person of the Company has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6.     Executive Compensation.
-----------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Name                 Position               Year       Salary/        Bonus        Other           Other Stock      All Other
                                                         Wage                      Compensation    Options
-----------------------------------------------------------------------------------------------------------------------------
Tom Williams        President & Secretary   2000        42,857        2,142 (2)          0               0                0
-----------------------------------------------------------------------------------------------------------------------------

(1) Jim Snow was the president of the Company prior to its merger with Intuitech. Mr. Snow did not receive a salary. Mr. Williams was the President of Intuitech prior to its merger with the Company and did receive a salary during this time. The Company had no operations prior to its merger with Intuitech.

(2) Mr. Williams will receive, a bonus of $2,142 per magazine archive product unit sold after the first 6 units prior to February 2001. No units were sold prior to February 2001.

     Pursuant to an agreement dated June 1, 2000, Intuitech has retained Tom Williams as a consultant, to provide sales and marketing services. Intuitech has agreed to pay approximately $3,250 per month ($5,000 Canadian Dollars). Mr. Williams has agreed to meet Intuitech sales targets of two P2D Service contracts by September 30, 2000; and an additional two P2D Service contracts by January 1, 2001 and an additional six P2D Service contracts by April 1, 2001. To date, Intuitech has not made its sales targets. After Intuitech completes six P2D Service contracts and receives payment in full for the services rendered, Mr. Williams shall be paid a bonus of approximately $1,950 ($3,000 Canadian dollars) for each additional P2D Service contract signed prior to May 31, 2001. Employment agreement has been filed; see reference to Exhibit "E" below.

     The agreement between the Company and Mr. Williams has been amended by a letter agreement dated March 16, 2001, a copy of which has been attached to this filing as Exhibit J. Effective April 16, 2001 Mr. Williams monthly consulting fee has been temporarily reduced from approximately $3,250 per month (or $5,000 Canadian Dollars per month) to approximately $327 per month (or $500 Canadian Dollars per month) until such time as Mr. Williams has secured for the Company, sales contracts to develop 10 digital magazine archive products. Mr. Williams has agreed to work at least 20 hours per week during this period of reduced consulting fees.

     David Mead is an organizer, incorporator, liaison, general counsel and ongoing consultant for Monarch Media and Entertainment Group, Inc. The monies in the amount of $22,060.00 have been expended by Mr. Mead during the course and onset of the incorporation to date, and they have been reimbursed by the Company. These fees were paid for his services for the above time and expertise given on behalf of the Company. His services include his ongoing due diligence in the preparation for funding and working with merger candidates and reimbursable costs expended for general incorporation costs, bookkeeping, legal costs, audits, printing, Federal express, mail costs, telephone costs, general office expenses, etc . Other than Tom Williams and David Mead, no other past or present executive officer of Monarch or Intuitech has been paid or accrued and amount due for compensation for services rendered at any time from January 1, 2000 to the present time.

     No amounts have been paid to directors for reimbursement for expenses associated with attending director's meeting. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Options/SAR Grants in Last Fiscal Year.

     The Company has never granted options or stock appreciation rights.

Bonuses and Deferred Compensation.

     Prior to February 2001, Mr. Williams will receive, a bonus of $2,142 per unit for each unit after the first 6 units.

Compensation Pursuant to Plans.

     The Company does not have any compensation or option plans.

Pension Table.

     None

Other Compensation.

     None

Compensation of Directors.

     Directors receive no compensation except for reimbursement for expenses associated with attending a directors meeting.

Termination of Employment and Change of Control Arrangement.

     Their neither are presently nor are there anticipated any agreements regarding change of control of the Company.

Item 7.     Certain Relationships and Related Transactions.
-----------------------------------------------------------

     Mr. David Mead was the founder and organizers of Monarch Media. Mr. Tom Williams is the organizers of Intuitech having taken the initiative to raise the funds necessary to acquire the original software and began the process of upgrading the enhancements made to the P2D Technologies.

     Mr. Williams the President of the company is also the President of Dominion Game Marketing Ltd., a company that develops computer games to be played over the Internet (massive multiplayer games). In October 1999, the Company loaned $50,000 to Dominion Game Marketing Ltd., a Canadian corporation controlled by, Tom Williams the President of the Company. The note was payable on March 30, 2000 and bears interest at 1% per annum on the unpaid balance. The company extended the note repayment to July 2000.

     At his time the Company agreed to loan Dominion Game Marketing Ltd. $50,000, it was at arms length with Dominion Game Marketing Ltd., Mr. Williams was not a director or officer of the Company. Monarch was exploring a possible business interest in Dominion Game Marketing Ltd., and subsequently decided not to proceed, instead concluding an agreement with Intuitech.

     Subsequently to September 30, 2000, we entered into a Loan Agreement dated October 1, 2000 with Dominion Game Marketing Ltd. in regards to the $50,000 loan. In accordance with this Loan Agreement Dominion Game Marketing Ltd. has agreed to pay all interest owing up to September 30, 2000 and to an increase in the interest rate to 7% per annum and the Company has agreed to extend the due date to June 30, 2001. In the event of default the loan is payable immediately. The loan agreement is governed under the laws of British Columbia, Canada.

     The Loan Agreement dated October 1, 2000 between the Company and Dominion Game Marketing Ltd. has been filed; see reference to Exhibit F below.

     We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with beneficial owners of the Company. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters.

Item 8.     Description of Securities
-------------------------------------

General

     The Company is authorized to issue 50,000,000 shares of capital stock, par value $0.001 per share designated as Common Stock. There are 23,444,349 fully paid and non-assessable shares of Common Stock currently issued and outstanding as of December 31, 2000.

Common Stock

     The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of Common Stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

                                      PART II
                                      -------

Item 1.     Market Price of and Dividends on the Registrant's Common Equity and
-------------------------------------------------------------------------------
Other Shareholder Matters.
--------------------------

     The letter issued by Ken Worm on January 21, 2000 pertains to blank check companies and their transferees. However, as already disclosed, Monarch Media is not a blank check company. As such, since David Mead and Tom Williams are not considered promoters of a blank check company, Rule 144 is available for all of the outstanding securities. It is important to note that Monarch Media has always had a business plan, which was diligently executed between March 1998 and March 2000.

     The Company's Common Stock is currently not quoted or listed for trading with any exchange or market. None of the Company's Common stock is subject to outstanding options or warrants to purchase shares of the Company. Monarch is not a blank check company, and there are no promoters or affiliates acting as underwriters. As such, Rule 144 should be available for all resale transactions.

     Pursuant to paragraph 6.06 in the Agreement, a copy of which has been filed, (see reference to Exhibit 1 below), the Company has agreed that, for a period of eighteen months from the closing date being April 8, 2000, it will not engage in any reverse split of its issued and outstanding Common Stock without the prior written approval of the holders of a majority in interest of the issued and outstanding Monarch Common Stock on the date of this Agreement.

     On April 8, 2000, Monarch agreed to issue 4,322,249 shares of its stock to the Intuitech shareholders. A list of the Intuitech shareholders who received stock has been filed; see reference to Exhibit "G" below. The 12-month holding period expires April 8, 2001.

     Since its inception, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate that it will pay dividends in the foreseeable future.

     As of November 30, 2000, the Company had 23,444,349 shares of its Common Stock issued and outstanding held by approximately 144 shareholders.

     There are 1,662,320 shares of the Common stock of the Company held by Mr. Williams and Mr. Nienhuis, who are affiliated, all of these securities are restricted securities as defined under Rule 144 of the Securities Act and may only be sold under the Rule or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. All 1,662,320 shares of common stock outstanding are restricted shares for which the one-year holding period has not expired. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

     Under Rule 144, Directors, Executive Officers and persons or entities they control or who control them and may sell shares of common stock in any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us.

Penny Stock Considerations.

     Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

     These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

     No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

     As of the date of this registration, we had one hundred forty four (144) holders of record of our common Stock. We currently have one class of Common Stock outstanding. We have not paid any dividends since we were formed. There are no restrictions that limit our ability to pay dividends, but we do not anticipate paying dividends in the near future.


Item 2.     Legal Proceedings.
------------------------------

     The Company is not, and has not been, involved in any legal proceedings.


Item 3.     Changes in and Disagreements with Accountants.
----------------------------------------------------------

     During the two most recent fiscal years and the subsequent interim period, the Company has had no disagreement, resignation or dismissal of the principal independent accountant for the Company. The accountant for the Company at this time is Albright, Persing and Associates Ltd.

Item 4.     Recent Sales of Unregistered Securities.
----------------------------------------------------

     The following sets forth information relating to all previous sales by us, which were not registered under the Securities Act of 1933. During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 6,000,000 shares of common stock at $.0125 per share. A total of 6,000,000 shares were purchased, resulting in proceeds to the Company of $75,000.

     We have never utilized an underwriter for an offering of our securities. Monarch did not use any underwriters for each offering.

     The offering pursuant to Form D under Rule 504 was implemented and filed prior to April 7, 1999; before the new rules were applied. Moreover, the shares involved by affected stockholders are not being held by a stockholder owning more than ten (10%) percent or is in an otherwise controlled position with Monarch Media and Entertainment Croup, Inc. Consequently, by Rule 504 promulgated under the 1933 Act and the certificates representing the shares with regard to the shareholders need not bear a restrictive legend pertaining to any sales or dispositions of the shares. In addition, no "stop transfer" instructions need to be lodged against the certificates and thus these shares are free trading stock. In addition, as previously noted, Monarch does not meet the criteria for a blank check company. While it is indeed a development stage company, it does have a specific business plan which does not involve engaging in a merger or acquisition with an unidentified company or companies or other entity or person.

Item 5.     Indemnification of Directors and Officers.
------------------------------------------------------

     Our Articles of Incorporation provide that to the fullest extent permitted by law, that Directors of the corporation or its stockholders shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a directors duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) liability for unlawful payments or dividends or unlawful stock purchases or redemption by the corporation; (4) a transaction from which the director derived an improper personal benefit.

     Pursuant to paragraph 6.02 in the Agreement, a copy of which has been filed (see reference to Exhibit 1 below), the Company has agreed that it will indemnify and hold harmless Intuitech, the Intuitech Stockholders, Intuitech 's directors and officers, and each person, if any, who controls Intuitech within the meaning of the Securities Act, from and against any and all losses, claims, damages, expenses, liabilities, or actions to which any of them may become subject under applicable law (including the Securities Act and the Securities Exchange Act) and will reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating or defending any claims or actions, whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities, or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any application or statement filed with a governmental body or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing by the Company expressly for use in the Agreement. The indemnity agreement contained in this Section 6.04 of the Agreement shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of Intuitech and shall survive the consummation of the transactions contemplated by this Agreement for a period of six months.

                                        Part F/S
                                        --------



Item 1.
-------











                      MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                              (A DEVELOPMENT STAGE COMPANY)
                               AUDITED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999, AND 1998

                      MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                              (A DEVELOPMENT STAGE COMPANY)
                               AUDITED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999, AND 1998
               AND FROM INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 2000



                                      TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS
     Balance Sheets                                                            2
     Statements of Operations                                                  3
     Statements of Cash Flows                                                  4
     Statements of Stockholders' Equity (Deficit)                              5
     Notes to Financial Statements                                          6-10

Page A-1


                       INDEPENDENT AUDITORS' REPORT
                       ----------------------------

To the Shareholders and Board of Directors
Monarch Media and Entertainment Group, Inc.

   We have audited the accompanying balance sheets of Monarch Media and Entertainment Group, Inc. (a development stage company) as of December 31, 1999, and 1998, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999, 1998, and 1997, and for the period from inception (December 30, 1997) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Media and Entertainment Group, Inc. as of December 31, 1999, and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998, and 1997, and for the period from inception (December 30, 1997) to December 31, 1999 in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations and sustain its operations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Albright, Persing and Associates, Ltd.

Reno, Nevada
June 13, 2000

Page A-2


               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                            BALANCE SHEETS
                      DECEMBER 31, 1999, AND 1998
                   (See Independent Auditors' Report)

                                ASSETS


                                             December 31,         December 31,
                                                     1999                 1998
                                             ------------         ------------
Current Assets
   Cash                                      $      1,904         $       -
   Note Receivable                                 50,000                 -
                                             ------------         ------------

     Total Assets                            $     51,904         $       -
                                             ============         ============


            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
   Accounts Payable                          $       -            $     11,017
                                             ------------         ------------
     Total Current Liabilities                       -                  11,017
                                             ------------         ------------

Stockholders' Equity (Deficit)
   Common stock, $.001 par value
     authorized 50,000,000 shares,
     issued and outstanding 19,122,000
     shares at December 31, 1999 and
     2,105,300 shares at December 31,
     1998                                          19,122                2,105
   Additional paid in capital                      69,000                 -
   Deficit accumulated during the
     development stage                            (36,218)             (13,122)
                                             ------------         ------------
      Net Stockholders' Equity (Deficit)           51,904              (11,017)
                                             ------------         ------------

      Total Liabilities and Stockholders'
        Equity (Deficit)                     $     51,904         $       -
                                             ============         ============

   The accompanying notes are an integral part of these financial statements.

Page A-3


               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF OPERATIONS
        FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998, AND 1997
         AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999
                    (See Independent Auditors' Report)

                                                                                                      Inception
                                                                    Years Ended                        through
                                                                    December 31,                     December 31,
                                             ------------------------------------------------------
                                                     1999               1998           1997              1999
                                             -----------------------------------------------------------------------
Expenses:
   Professional Services                      $    23,060          $   11,017      $    2,105        $   36,182
   Other general and administrative
       expenses                                        36                -               -                   36
                                               ----------           ---------       ---------         ---------
                                                   23,096              11,017           2,105            36,218
                                               ----------           ---------       ---------         ---------

        Net (Loss)                                (23,096)            (11,017)         (2,105)          (36,218)

Other Comprehensive Income (Loss)                    -                   -               -                 -
                                               ----------           ---------       ---------         ---------

        Comprehensive (Loss)                  $   (23,096)         $  (11,017)     $   (2,105)       $  (36,218)
                                               ==========           =========       =========         =========

Net Loss per Share                            $     (.002)         $    (.005)     $    (.001)       $    (.005)
                                               ==========           =========       =========         =========

Weighted average
   shares outstanding                          12,393,495           2,105,300       2,105,300         7,235,343
                                               ==========           =========       =========         =========

   The accompanying notes are an integral part of these financial statements.

Page A-4


               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                        STATEMENTS OF CASH FLOWS
        FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998, AND 1997
         AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999
                    (See Independent Auditors' Report)

                                                                                                      Inception
                                                                    Years Ended                        through
                                                                    December 31,                     December 31,
                                             ------------------------------------------------------
                                                     1999               1998           1997              1999
                                             -----------------------------------------------------------------------
Cash Flows from (for) Operating Activities:
   Net income (loss)                          $   (23,096)         $  (11,017)     $   (2,105)       $  (36,218)
                                               ----------           ---------       ---------         ---------
   Adjustments to reconcile net loss to
     net cash used by operating
     activities:
      (Increase) Decrease in
         notes receivable                         (50,000)               -               -              (50,000)
      Increase (Decrease) in
         accounts payable                         (11,017)             11,017            -                 -
      Stock issued for professional
         services rendered                         11,017                -              2,105            13,122
                                               ----------           ---------       ---------         ---------
           Net Adjustments                        (50,000)             11,017           2,105           (36,878)
                                               ----------           ---------       ---------         ---------

           Net Cash (Used) by
            Operating Activities                  (73,096)               -               -              (73,096)
                                               ----------           ---------       ---------         ---------
Cash Flows From Financing Activities:
   Proceeds from sales of stock                    75,000                -               -               75,000
                                               ----------           ---------       ---------         ---------

           Net Cash Provided by
            Financing Activities                   75,000                -               -               75,000
                                               ----------           ---------       ---------         ---------

Net increase (decrease) in cash                     1,904                -               -                1,904

Cash at beginning of year                            -                   -               -                 -
                                               ----------           ---------       ---------         ---------

Cash at end of period                         $     1,904          $     -         $     -           $    1,904
                                               ==========           =========       =========         =========

SUPPLEMENTAL DISCLOSURES
-------------------------

Amount paid for interest                      $      -             $     -         $     -           $     -
                                               ==========           =========       =========         =========

Amount paid for income taxes                  $      -             $     -         $     -           $     -
                                               ==========           =========       =========         =========

   The accompanying notes are an integral part of these financial statements.

Page A-5

               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
               STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
         FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998, AND 1997
          AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999
                  (See Independent Auditors' Report)

                                                                                                        Deficit
                                                                                                    Accumulated
                                                                                     Additional      During the
                                                            Common Stock                Paid-in     Development
                                                   Shares                 Amount        Capital           Stage           Total
                                                 ---------------------------------------------------------------------------------
Issuance of shares of common stock during
   1997, for professional services
   rendered                                       2,105,300            $    2,105      $        -     $        -       $     2,105

Net loss for 1997                                      -                     -                  -            (2,105)        (2,105)
                                                 ----------             ---------       ------------   ------------     -----------

Balance, December 31, 1997                        2,105,300                 2,105               -            (2,105)          -

Net loss for 1998                                      -                     -                  -           (11,017)       (11,017)
                                                 ----------             ---------       ------------   ------------     -----------

Balance, December 31, 1998                        2,105,300                 2,105               -           (13,122)       (11,017)

Issuance of shares of common stock during
   1999, for professional services
   rendered                                      11,016,800                11,017               -              -            11,017

Issuance of shares of common stock for cash
   on December 1, 1999, at $.0125 per
   share                                          6,000,000                 6,000             69,000           -            75,000

Net loss for 1999                                      -                     -                  -           (23,096)       (23,096)
                                                 ----------             ---------       ------------   ------------     -----------
Balance, December 31, 1999                       19,122,100            $   19,122      $      69,000  $     (36,218)   $    51,904
                                                 ==========             =========       ============   ============     ===========

   The accompanying notes are an integral part of these financial statements.

Page A-6

               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999, 1998, AND 1997
          AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999


NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

Business
--------

   Monarch Media and Entertainment Group, Inc. (the "Company") a Nevada corporation located in Dickson, Tennessee, was incorporated on December 17, 1997. The Company is in the business of developing, managing, and marketing and distribution for the publishing and recording industry.

   The Company has been in the development stage since its formation. It is primarily engaged in financial planning, raising capital, and developing its planned business activities.

Risks and Uncertainties

   The Company has not generated significant revenue during the years ended December 31, 1999, 1998, and 1997, and has funded its operations primarily through the issuance of equity. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. There can be no assurance that the Company will be able to obtain additional funding, and if available, that the Company will obtain the funding on terms favorable to or affordable. As discussed in Note 4 below, the Company is in the process of completing a merger acquisition, but there are no assurances that the merger will be profitable. Ultimately, however, the company will need to achieve profitable operations in order to continue as a going concern.

   These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

   Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

Page A-7

               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999, 1998, AND 1997
          AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
---------------------------------------------------------------------------
Continued

Concentrations of Credit Risk

   The Company maintains cash balances at one bank located in Hendersonville, Tennessee. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

   Effective December 30, 1997, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of SFAS No. 107 do not exist and there are no quoted market prices for these instruments. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of
(1) the limited information available to the Company, and (2) the significance of the cost to obtain independent appraisals for this purpose.

Income Taxes

   In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 required a change from the deferred method of accounting for income taxes of APB Opinion 11, to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS
No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The
Company adopted SFAS No. 109 effective December 30, 1997, at its inception.

Net Loss per Share

   In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. The Company adopted SFAS No. 128 effective December 30, 1997.

Page A-8

               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999, 1998, AND 1997
          AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
---------------------------------------------------------------------------
Continued

   Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

   Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

New Accounting Standards

   In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure, but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain
(loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss), therefore, comprehensive income and net income are the same amount.

   In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

   In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning

Page A-9

               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999, 1998, AND 1997
          AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
---------------------------------------------------------------------------
Continued

after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.

NOTE 2 - INCOME TAXES
---------------------

   As discussed in Note 1, the Company adopted SFAS No. 109 effective December 30, 1997. One of the provisions of SFAS 109 enables companies to record deferred tax assets for the benefit to be derived from the utilization of net operating loss carryforwards and certain deductible temporary differences. At December 31, 1999, 1998 and 1997, the tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                      1999            1998            1997
                               -------------------------------------------------

Net operating loss
  carryforwards (tax)          $      5,433        $      1,968      $      316
Less: valuation allowance            (5,433)             (1,968)           (316)
                                -----------         -----------       ---------

                               $       -           $       -         $     -
                                ===========         ===========       =========

   As of December 31, 1999, the Company has net operating loss carryforwards of approximately $36,218 for Federal income tax return purposes, which expire through 2014. The future tax benefits are dependent upon the Company's ability to generate future earnings.

   In addition, the Company has not filed any income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common stock could be deducted under current federal tax law. Assuming the providers of such services included the fair value of their services in income on their personal tax returns, the Company should be able to deduct such losses. However, due to the uncertainty of this inclusion, coupled with the judgment involving the realizability of any net operating loss carryforward due to the lack of revenues by the Company, a deferred income tax valuation allowance has been recorded for the full amount of the deferred tax asset attributable to the net operating loss carryforward.

Page A-10

               MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999, 1998, AND 1997
          AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999


NOTE 3 - STOCKHOLDERS' EQUITY
-----------------------------

   During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 6,000,000 shares of common stock at $.0125 per share. A total of 6,000,000 shares were purchased, resulting in proceeds to the Company of $75,000.

NOTE 4 - SUBSEQUENT EVENTS
--------------------------

Acquisition

   On March 29, 2000, the Company entered into an agreement to acquire all the issued and outstanding shares of stock of Intuitech Marketing, Inc., a Canadian company that acquires and enhances existing software technologies and products so that they can be reintroduced to the market place, in exchange for 4,322,249 shares of restricted common stock at $.01 per share.

ITEM 2
------








                             INTUITECH MARKETING INC.
                           A Development Stage Company

                               FINANCIAL STATEMENTS
                           (Expressed in U.S. Dollars)

                                   April 30, 2000

Page IA-1

--------------------------------------------------------------------------------
                            INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                            Page

Auditors' Report                                                               1

Financial Statements

   Statement of Loss                                                           2

   Balance Sheet                                                               3

   Statement of Shareholders' Equity                                           4

   Statement of Changes in Financial Position                                  5

   Notes to Financial Statements                                               6

--------------------------------------------------------------------------------
                                  AUDITORS' REPORT
--------------------------------------------------------------------------------


To the Directors of Intuitech Marketing Inc.

We have audited the balance sheet of Intuitech Marketing Inc. as at April 30, 2000 and the statements of shareholders' equity, loss and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2000 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding years.


/s/ Galloway, Botteselle & Company

Certified Genera; Accountants

Vancouver, B.C.
Canada
December 15, 2000

Page IA-3


INTUITECH MARKETING INC.
(A Development Stage Company)
STATEMENT OF LOSS
(Expressed in U.S. Dollars)
For the Year Ended April 30, 2000

See Auditors' Report
--------------------------------------------------------------------------------

                                        Cumulative From
                                            Inception         2000         1999
--------------------------------------------------------------------------------
Sales                                        $   52,491       -            -
Cost of Goods Sold                               36,422       -            -
--------------------------------------------------------------------------------
Gross Earnings                                   16,069       -            -
--------------------------------------------------------------------------------
Expenses
   Consulting                                     4,082      4,082         -
   Bank charges and interest                      7,447       -           2,535
   Management fees                               21,952       -            -
   Office                                         6,085        845           24
   Professional services                          5,535        701          505
   Rent                                           3,581       -            -
   Wages and commissions                          8,133       -            -
   Write down of deferred development costs         653       -            -
                                              ---------   --------     --------
                                                 57,468      5,628        3,064
                                              ---------   --------     --------
Loss From Operations                            (41,399)    (5,628)      (3,064)

Other
Foreign currency translation adjustment           1,006     (1,791)       1,208
--------------------------------------------------------------------------------
Net Loss                                        (40,393)    (7,419)      (1,856)
================================================================================
Loss Per Share                                  (0.1027)   (0.0013)        (928)
================================================================================
Weighted Average Shares Outstanding             393,330  5,539,375            2
================================================================================
See Accompanying Notes

Page IA-4

INTUITECH MARKETING INC.
(A Development Stage Company)
BALANCE SHEET
(Expressed in U.S. Dollars)
As at April 30, 2000
See Auditors' Report
--------------------------------------------------------------------------------
                                                          2000          1999
ASSETS
Current
   Cash                                                $    79,738         -
   Accounts receivable                                       3,722         -
                                                        ----------   ----------
                                                            83,460         -

Archive Software Technology (Note 3)                        73,655         -
--------------------------------------------------------------------------------
                                                       $   157,115         -
================================================================================

LIABILITIES
Current
   Accounts payable and accrued liabilities (Note 4)   $     2,299        5,223
Due To Parent (Note 5)                                        -          27,750
--------------------------------------------------------------------------------
                                                             2,299       32,973
--------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
Share Capital (Note 6)                                     195,209            1

Cumulative Translation Adjustment                            1,006        2,797

Deficit                                                    (41,399)     (35,771)
--------------------------------------------------------------------------------
                                                           154,816      (32,973)
--------------------------------------------------------------------------------
                                                       $   157,115         -
================================================================================
See Accompanying Notes

Approved:

/s/   Tom Williams
--------------------------
Tom Williams, Director

Page IA-5

INTUITECH MARKETING INC.
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in U.S. Dollars)
From Inception to April 30, 2000

See Auditors' Report

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Foreign
                                                                                                    Currency          Cumulative
                                               Shares            Amount              Deficit     Translation             Total
---------------------------------------------------------------------------------------------------------------------------------
March 25, 1985 issue
common shares for cash                               2       $           1               -              -                      1
Net loss April 30, 1986                           -                   -                (4,945)            43              (4,901)
Net loss April 30, 1987                           -                   -               (10,550)          (551)            (16,002)
Net loss April 30, 1988                           -                   -               (11,136)        (2,270)            (29,408)
Net loss April 30, 1989                           -                   -                (1,197)        (1,168)            (31,773)
Net earnings April 30, 1990                       -                   -                 6,572           (448)            (25,649)
Net loss April 30, 1991                           -                   -                  (525)          (260)            (26,434)
Net loss April 30, 1992                           -                   -                  (291)           861             (25,864)
Net loss April 30, 1993                           -                   -                (4,059)         1,746             (28,177)
Net loss April 30, 1994                           -                   -                (2,858)         2,539             (28,496)
Net loss April 30, 1995                           -                   -                (1,322)          (566)            (30,384)
Net loss April 30, 1996                           -                   -                  (572)           125             (30,831)
Net loss April 30, 1997                           -                   -                (1,269)           735             (31,365)
Net loss April 30, 1998                           -                   -                  (556)           803             (31,118)
Net loss April 30, 1999                           -                   -                (3,063)         1,208             (32,973)
December 1, 1999 issue
common shares to purchase
Archive technology license at
$0.05 (Cdn$) per share                         500,000              16,955               -              -                (16,018)
December 20, 1999 issue
common shares for cash at
$0.001 (Cdn$) per share                      7,250,000               5,023               -              -                (10,995)
December 20, 1999, 106,731
Class A preferred shares issued
for cash at $0.185 (Cdn$) per
share and 102,138 issued for debt
at $0.185 (Cdn$) per share                     208,869              26,773               -              -                 15,778
March 24, 2000, 471,753 Class
A preferred shares issued for
cash at $0.185(Cdn$) per share                 471,753              60,214               -              -                 75,992
March 24, 2000, 12,500,000
common shares issued for
cash                                        12,500,000              86,243               -              -                162,235
March 29, 2000, Class A
preferred shares converted to
common shares on a 1 for 2
basis.                                         680,622                -                  -              -                162,235
Net loss April 30, 2000                           -                   -                (5,628)        (1,791)            154,816
---------------------------------------------------------------------------------------------------------------------------------
                                            21,611,246       $     195,209            (41,399)         1,006             154,816
=================================================================================================================================

See Accompanying Notes

Page IA-6

INTUITECH MARKETING INC.
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in U.S. Dollars)
From Inception to April 30, 2000

See Auditors' Report
--------------------------------------------------------------------------------
                                             Cumulative From
                                                 Inception      2000     1999
--------------------------------------------------------------------------------
CASH PROVIDED BY:

Operating Activities
  Net loss from Operations                     $   (41,399)    (5,628)   (3,064)
    Write down of deferred development costs           653       -         -
                                                ----------   --------   -------
                                                   (40,746)    (5,628)   (3,064)

Changes in non-cash working capital:
  Accounts receivable                               (3,722)    (3,722)     -
  Accounts payable and accrued liabilities           2,299     (2,924)    2,949
                                                ----------   --------   -------
                                                   (42,169)   (12,274)     (115)
                                                ----------   --------   -------
Financing Activities
  Due from affiliates                                 -       (27,750)   (1,093)
  Issuance of share capital                        195,209    195,208      -
  Translation adjustment                             1,006     (1,791)    1,208
                                                ----------   --------   -------
                                                   196,215    165,667       115
                                                ----------   --------   -------
Investing Activities
  Deferred development costs                       (74,308)   (73,655)     -
--------------------------------------------------------------------------------
                                                   (74,308)   (73,655)     -
================================================================================
Change in Cash Position                             79,738     79,738      -

Beginning Cash Position                               -          -         -
--------------------------------------------------------------------------------
Ending Cash Position                           $    79,738     79,738      -
================================================================================
See Accompanying Notes

Page IA-7

--------------------------------------------------------------------------------
Note 1   Nature of Operations
--------------------------------------------------------------------------------

    The Company was incorporated under the laws of British Columbia, Canada on March 27, 1985. During the two-year period immediately after incorporation, the Company began marketing local area network equipment and business computer systems. The Company was dormant from 1989 until December 1999 when it acquired a magazine archiving technology from its then parent corporation Helikon Technologies Inc. ("Helikon"). The Company is now in the business of acquiring and enhancing existing software technologies and products so that they can be reintroduced to the market place.

    The magazine archive software allows magazine publishers to create an electronic archive of all or a portion of the back issues from their magazine publications on a CD-ROM. The magazine archive product is ideal for magazines whose content does not fade with time and provides its subscribers with a searchable base of reference material.

    The Company plans to expand the capabilities of the magazine archive software.

    Takeover Agreement
    By agreement dated March 29, 2000 and amended April 8, 2000, all outstanding shares of the Company were acquired by Monarch Media and Entertainment Group, Inc. making the company a wholly owned subsidiary of Monarch Media and Entertainment Group, Inc.

--------------------------------------------------------------------------------
Note 2   Accounting Policies
--------------------------------------------------------------------------------

    Cash and Cash Equivalents
    Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

    Risks and Uncertainties
    The Company is in the development stage and has not begun to generate revenue and has funded its operations through the issuance of equity.

    The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for software products and services. These risks include the inability of the Company to generate sales for its products, the rejection of the Company's services by consumers and magazine publishers, as well as other risks and uncertainties.

Page IA-8

--------------------------------------------------------------------------------
Note 2   Accounting Policies (Continued)
--------------------------------------------------------------------------------

    There is no assurance that the Company's research, development, and marketing activities will be successful, that the Company will have commercially acceptable products, or that the Company will achieve significant sales of such products. The Company has incurred net losses and has an accumulated deficit at April 30, 2000. In addition, the Company operates in an environment of rapid change in technology and is dependent upon its ability to obtain additional funding and execute its business plan. If the Company is unable to successfully bring its technologies to commercialization, it is unlikely that the Company could continue as a business.

    These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

    Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Concentrations
    Concentration of Credit Risk - The Company maintains its cash in one bank account located in Vancouver, B.C., Canada. The account is insured by the Canadian Deposit Insurance Corporation (CDIC) up to $60,000 (Canadian Currency). The Company's cash balances, at times, may exceed federally insured limits.

    Concentrations of Operations - The Company is currently developing one product, which is being designed for operations in the North American magazine or trade publishing market. Any recessionary pressures or other disturbances in this market could have an adverse effect on the Company's operations.

    Translation of Foreign Currencies
    The financial position and results of operations of the Company are measured generally using Canadian currencies as the functional currency. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at each fiscal year-end. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded in the foreign currency translation adjustment account. Foreign currency exchange gains and losses are included in net income.

Page IA-9

--------------------------------------------------------------------------------
Note 3   Archive Software Technology
--------------------------------------------------------------------------------

                                                           2000         1999
                                                           ----         ----
    Purchase of Archive Software Technology license   $   34,390         -
    Software development costs                            39,265         -
                                                       ---------    ---------
                                                      $   73,655         -
                                                      ==========    =========

    Software development costs have been recorded at cost and will be amortized when the project is completed and brought to market.

--------------------------------------------------------------------------------
Note 4   Accounts Payable and Accrued Liabilities
--------------------------------------------------------------------------------

                                                           2000         1999
                                                           ----         ----
    Accounts payable - trade                          $    2,299         -
    Accrued liabilities                                     -           5,223
                                                       ---------    ---------
                                                      $    2,299        5,223
                                                      ==========    =========

--------------------------------------------------------------------------------
Note 5   Due To Parent
--------------------------------------------------------------------------------
Amounts due to Helikon have been repaid during the year.

Page IA-10


--------------------------------------------------------------------------------
Note 6   Share Capital
--------------------------------------------------------------------------------

    Authorized:
       50,000,000     Common shares without par value
       25,000,000     Class "A" Preferred shares without par value
       25,000,000     Class "B" Preferred shares without par value

    Issued and Fully Paid:                                 2000         1999
                                                           ----         ----
       21,611,246     Common shares                   $  195,209            1
                                                       =========    =========

    The changes in the issued common shares of the Company are as follows:

                                                        Number of
                                                          Shares   Consideration
                                                        ---------  -------------
    Balance April 30, 1999                                       2  $         1
    Cash                                                19,750,000       91,266
    Purchase of Archive Software Technology Licence        500,000       16,955
    Class A preferred shares issued for cash and debt
     converted to common shares on a 1 for 2 basis       1,361,244       86,987
                                                        ----------   ----------
                                                        21,611,246  $   195,209
                                                        ==========   ==========

--------------------------------------------------------------------------------
Note 7   Shareholder's Equity
--------------------------------------------------------------------------------

    Common Shares
    As of April 30, 2000, the Company has reserved no common shares to be issued. There are no outstanding warrants and options.

    Dividends
    At April 30, 2000, there were no dividends in arrears and no securities issued that require interest or dividends.

Page IA-11

--------------------------------------------------------------------------------
Note 8   Related Party Transactions
--------------------------------------------------------------------------------

    Receivables from Related Parties
    The Company has outstanding at April 30, 2000 and 1999, no amounts due from related parties.

    Software and Development Costs
    In December 1999, the Company acquired a master license to use and modify developed software for $34,390 ($50,000 Canadian) from Helikon Technologies Inc. At the time, the Company was a wholly owned subsidiary of Helikon Technologies Inc. and related by common directors.

    In February 2000, the Company entered into a verbal agreement with Helikon Technologies Inc. whereby Helikon agreed to upgrade and enhance the developed software. This agreement was reduced to writing by contract dated November 1, 2000. The net price for this software development is $134,648 ($198,000 Canadian) to be paid during the development and completion of the software. As of April 30, 2000, the Company has paid $39,265 ($57,000 Canadian) for the progression of the software development.

    During the period December 1999 through April 2000, the Company sold additional equity shares, which diluted Helikon Technologies Inc.'s interest in the Company. On April 27, 2000, the Company and Helikon were no longer related by common directors or officers. As of June 10, 2000, Helikon had no ownership interest in the Company.

    Payables to Related Parties
    The following are amounts due to Helikon.

                                                           2000         1999
                                                           ----         ----
    Notes and accounts payable to related parties     $    2,299       27,750
                                                       =========    =========

    Income Statement
    The Company paid $4,082 ($6,000 Canadian) in consulting fees to Tom
    Williams during the fiscal year ended April 30, 2000. Payment was made prior to the date Tom Williams was appointed Director of the Company. See subsequent event note.

Page IA-12

--------------------------------------------------------------------------------
Note 9   Subsequent Events
--------------------------------------------------------------------------------

    The following events transpired subsequent to the year-end of the company:

    Consulting Fees
    On June 1, 2000, the Company entered into a consulting services agreement with Tom Williams, a stockholder and director/officer of the Company. During the six month period ended November 30, 2000 the Company paid $13,485 ($19,958 Canadian) for these services and there is no amount due for these services. See Related Party Note.

    Advance from Parent
    Since the fiscal year ended April 30, 2000 Monarch Media and Entertainment Group, Inc. has advanced the Company a net amount of $23,524 ($34,815 Canadian). These advances do not bear interest and have no fixed terms of repayment.

--------------------------------------------------------------------------------
Note 10   Income Taxes
--------------------------------------------------------------------------------

    The company has incurred losses for income tax purposes in the amount of $14,487, which may be carried forward to reduce taxable income in future years. The unused portion of these losses will expire as follows:

                2001   $   2,367
                2002         886
                2003         196
                2004         834
                2005         186
                2006       2,740
                2007       7,278
                       ---------
                      $   14,487
                       =========

--------------------------------------------------------------------------------
Note 11   US Generally Accepted Accounting Principles
--------------------------------------------------------------------------------

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. There is no material differences between Canadian and US GAAP which affect the company's results of operations and financial position.

Page IA-13

--------------------------------------------------------------------------------
Note 11   US Generally Accepted Accounting Principles (Continued)
--------------------------------------------------------------------------------

    U.S. Accounting Policies
    ------------------------

    Fair Value of Financial Instruments
    In accordance with the Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS No. 107"), the carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of SFAS No. 107 do not exist and there are no quoted market prices for these instruments. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of (1) the limited information available to the Company, and (2) the significance of the cost to obtain independent appraisals for this purpose.

    Software and Deferred Development Costs
    The company accounts for the costs of developing software products to be used internally in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use which allows for costs incurred during the application development stage to be capitalized upon the establishment of technological feasibility and subsequently reported on the balance sheet at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

    Asset Impairment
    The Company reviews its intangibles and other long-lived assets periodically in accordance with Statement of Financial Accounting Standard ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, to determine potential impairment by comparing the carrying value of the assets with estimated undiscounted future cash flows expected to result from the use of the assets, including cash flows from disposition. Based on this analysis, if the sum of the expected future undiscounted net cash flow is less than its carrying value, the Company would determine whether an impairment loss should be recognized. At April 30, 2000, it was determined that there were no asset impairments.

Page IA-14


--------------------------------------------------------------------------------
Note 11   US Generally Accepted Accounting Principles (Continued)
--------------------------------------------------------------------------------

    Income Taxes
    The Company accounts for income taxes by the asset/liability approach in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Under this pronouncement, deferred income taxes, if any, reflect the estimated future tax consequences when reported amounts of assets and liabilities are recovered or paid. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are scheduled to be in effect when the differences are expected to reverse. The provision for income taxes, if any, represents the total income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The tax benefits related to operating loss carryforwards are recognized if management believes, based on available evidence, that it is more likely than not that they will be realized.

    Net Loss per Share
    In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. Upon adoption, all prior EPS data was restated.

    Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

    Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

    New Accounting Standards
    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain (loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss); therefore, comprehensive income and net income are the same amount.

Page IA-15

--------------------------------------------------------------------------------
Note 11   US Generally Accepted Accounting Principles (Continued)
--------------------------------------------------------------------------------

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.

Page PF-1
ITEM 3
------

          MONARCH MEDIA & ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   In March 2000, Monarch Media and Entertainment Group, Inc. merged with Intuitech Marketing, Inc. (collectively "the Company"). Intuitech Marketing, Inc. ("Intuitech") was a Canadian corporation in the business of acquiring and enhancing existing software technologies for reintroduction into the market place. In connection with the legal form of the transaction, Intuitech became a wholly owned subsidiary or Monarch Media and Entertainment Group, Inc. ("Monarch Media") even though the Company's new Board of Directors consists solely of Intuitech management, and Monarch Media lacks substantial assets, liabilities or marketable products. The existing shareholders of Monarch Media retained their 19,122,000 shares and the stockholders of Intuitech received shares of Monarch Media at a ratio of approximately 5 to 1 for 4,322,349 shares. Monarch Media, as the acquiror, did not record goodwill or any other intangible asset for this acquisition as the combination was recorded at the book value, which was also the fair market value, of Intuitech's assets.

   The accompanying condensed consolidated financial statements illustrate the effect of the acquisition (Pro Forma) on the results on the Company's financial position and results of operations. The consolidated balance sheet as of December 31, 1999, is based on the historical balance sheets of Monarch Media and Intuitech as of that date and assumes the acquisition took place on January 1, 1999. The condensed consolidated statements of income for the year ended December 31, 1999, and the period ended June 30, 1999, are based on the historical statements of income of Monarch Media and Intuitech for those periods. The pro forma condensed consolidated statements of income assume the acquisition took place on January 1, 1999. No pro forma condensed consolidated balance sheet as of June 30, 2000, has been presented because the accounting for the acquisition was reflected in the Company's condensed consolidated balance sheet as of June 30, 2000.

   Intuitech reported using a fiscal year end date of April 30th. To prepare the pro forma condensed consolidated financial statements, the financial information of Intuitech had to be presented on the December 31 year-end of Monarch Media.

   The pro forma condensed consolidated financial statements may not be indicative of the actual results of the acquisition. In particular, the pro forma condensed consolidated financial statements are based on management's current estimate of the allocation of the purchase price, the actual allocation of which may differ.

   The accompanying pro forma condensed consolidated financial statements should be read in connection with the historical financial statements of Monarch Media and Intuitech.

Page PF-2

                   MONARCH MEDIA & ENTERTAINMENT GROUP, INC.
                        PRO FORMA CONDENSED CONSOLIDATED
                         STATEMENT OF FINANCIAL POSITION
                                   UNAUDITED
                           YEAR ENDED DECEMBER 31, 1999

                                       Monarch                                      Monarch
                                        Media        Intuitech     Purchase          Media
                                      Pre-Merger     Pre Merger   Adjustments     Post-Merger
                                     ------------   ------------  -----------   --------------
Cash                                 $     1,904    $     1,493    $      -       $    3,397
GST Receivable                              -             1,284           -            1,284
Note Receivable                           50,000           -              -           50,000
Software                                    -            33,910           -           33,910
                                      ----------     ----------     ----------     ---------

   Total Assets                      $    51,904    $    36,687    $      -       $   88,591
                                      ==========     ==========     ==========     =========

Accounts Payable                     $      -       $     6,804    $      -       $    6,804
Loans Payable                               -               344           -              344
Due to Shareholders                         -               121           -              121
                                      ----------     ----------     ----------     ---------

   Total Liabilities                        -             7,269           -            7,269
                                      ----------     ----------     ----------     ---------

Common Stock                              19,122         90,534          4,322        23,444
                                                                       (90,534)

Paid in Capital                           69,000           -           151,112       220,112

Subscriptions Receivable                    -           (27,532)          -          (27,532)

Accumulated Deficit                      (36,218)       (33,584)        33,584      (134,702)
                                                                       (98,484)
                                      ----------     ----------     ----------     ---------

   Total Equity                           51,904         29,418           -           81,322
                                      ----------     ----------     ----------     ---------

   Total Liabilities and Equity      $    51,904    $    36,687    $      -       $   88,591
                                      ==========     ==========     ==========     =========

Page PF-3

                   MONARCH MEDIA & ENTERTAINMENT GROUP, INC.
                        PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENT OF OPERATIONS
                                   UNAUDITED
                           YEAR ENDED DECEMBER 31, 1999

                                       Monarch
                                        Media &
                                     Entertainment        Intuitech
                                      Group, Inc.       Marketing, Inc.      Adjustments          Pro Forma
                                     -------------     ----------------      ------------      --------------
Revenues                             $        -        $        -            $        -        $       -
Cost of Revenues                              -                 -                     -                -
                                      ------------      ------------          ------------      -----------
   Gross Profit                               -                 -                     -                -
                                      ------------      ------------          ------------      -----------

Operating Expenses                          23,096             3,970                  -              27,066
                                      ------------      ------------          ------------      -----------

Income (Loss) from
  Operations                               (23,096)           (3,970)                 -             (27,066)

Other Income (Expense)                        -                    3                  -                   3
                                      ------------      ------------          ------------      -----------

Income (Loss) Before
  Provision for Income
  Taxes                                    (23,096)           (3,967)                 -             (27,063)

Provision for Income Taxes`                   -                 -                     -                -
                                      ------------      ------------          ------------      -----------

   Net Income (Loss)                 $     (23,096)    $      (3,967)        $        -        $    (27,063)
                                      ============      ============          ============      ===========

   Net (Loss) per Share              $      (0.002)                                            $     (0.002)
                                      ============                                              ===========

   Weighted Average
     Number of Shares
     Outstanding                        12,393,495                               4,322,249       16,715,744
                                      ============                            ============      ===========

Page PF-4

                   MONARCH MEDIA & ENTERTAINMENT GROUP, INC.
                        PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENT OF OPERATIONS
                                   UNAUDITED
                         SIX MONTHS ENDED JUNE 30, 1999

                                       Monarch
                                        Media &
                                     Entertainment        Intuitech
                                      Group, Inc.       Marketing, Inc.      Adjustments          Pro Forma
                                     -------------     ----------------      ------------      --------------
Revenues                             $        -        $        -            $        -        $       -
Cost of Revenues                              -                 -                     -                -
                                      ------------      ------------          ------------      -----------
   Gross Profit                               -                 -                     -                -
                                      ------------      ------------          ------------      -----------

Operating Expenses                          11,530             3,040                  -              14,570
                                      ------------      ------------          ------------      -----------

Income (Loss) from
  Operations                               (11,530)           (3,040)                 -             (14,570)

Other Income (Expense)                        -                 -                     -                -
                                      ------------      ------------          ------------      -----------

Income (Loss) Before
  Provision for Income
  Taxes                                    (11,530)           (3,040)                 -             (14,570)

Provision for Income Taxes                    -                 -                     -                -
                                      ------------      ------------          ------------      -----------

   Net Income (Loss)                 $     (11,530)    $      (3,040)        $        -        $    (14,570)
                                      ============      ============          ============      ===========

   Net (Loss) per Share              $      (0.001)                                            $     (0.001)
                                      ============                                              ===========

   Weighted Average
     Number of Shares
     Outstanding                        10,625,190                               4,322,249       14,947,439
                                      ============                            ============      ===========

Page PF-5

      MONARCH MEDIA AND ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                           STATEMENTS (UNAUDITED)

NOTE 1 - ADJUSTMENTS TO THE CONDENSED CONSOLIDATED BALANCE SHEET
----------------------------------------------------------------

   To reflect the acquisition of Intuitech, adjustments were made to record the issuance of 4,322,249 of $.001 par value Monarch Media common stock in exchange for the outstanding shares of Intuitech, eliminate Intuitech's common stock and accumulated deficit at the time of the combination.

   The components of the purchase price are as follows:

      Purchase Price:
        Common stock (4,322,249 shares)          $   155,434

      Liabilities Assumed                              2,473

      Assets Acquired                               (157,907)
                                               -------------

      Costs in Excess of Net Assets
        Acquired                                 $      -
                                               =============


NOTE 2 - ADJUSTMENTS TO THE CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------

   Intuitech reported on a fiscal year ending in April. Monarch Media reported on a calendar year end (December 31). To properly consolidate the two entities, Intuitech's financial statements were restated to an interim period ending in June and a calendar year ending in December. Interim income statements were added and subtracted to arrive at the six month and twelve month periods. Also, since Intuitech's financial statements were reported in Canadian currency, it was necessary to translate revenues and expenses into U.S. currency. The following is summary of the amounts in U.S. currency included and excluded to arrive at the restated statements.

Page PF-6

      MONARCH MEDIA AND ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                           STATEMENTS (UNAUDITED)

NOTE 2 - ADJUSTMENTS TO THE CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS -
------------------------------------------------------------------------------
Continued

For the Six Months Ended June 30, 1999
--------------------------------------

                                                                       Net
                                         Gross         Gross          Income
                                        Revenues       Profit         (Loss)
                                        --------      --------      ---------
Intuitech
---------

Twelve months ended 4/30/99            $      -       $      -       $    3,063

Less:
Eight months ended 12/31/98                   -              -              (23)

Plus:
Two months ended 6/30/99                      -              -             -
                                        ----------     -----------     ---------

Six months ended 6/30/99               $      -       $      -        $   3,040
                                        ==========     ===========     =========


For the Year Ended December 31, 1999
------------------------------------

                                                                       Net
                                         Gross         Gross          Income
                                        Revenues       Profit         (Loss)
                                        --------      --------      ---------

Intuitech
---------

Six months ended 6/30/99               $      -       $      -       $    3,040

Plus:
Six months ended 12/31/99                       (3)            930          927
                                        ----------     -----------    ----------

Twelve months ended 12/31/99           $      -       $       -      $    3,967
                                        ==========     ===========    ==========

Item 4.
-------



                    MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                         CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2000
                               -----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----


INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS
Consolidated Balance Sheets                                                    2
Statements of Operations                                                       3
Statements of Cash Flows                                                     4-5
Statements of Stockholders' Equity (Deficit)                                 6-7
Notes to Financial Statements                                               8-17

Page YE 2000 A-1


                               INDEPENDENT AUDITORS' REPORT
                               ----------------------------

To the Stockholders and Board of Directors
Monarch Media and Entertainment Group, Inc.

     We have audited the accompanying consolidated balance sheets of Monarch Media and Entertainment Group, Inc. (a development stage company) as of December 31, 2000, and 1999, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and for the period from inception (December 30, 1997) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Media and Entertainment Group, Inc. as of December 31, 2000, and 1999, and the results of its operations and its cash flows for the years the ended, and for the period from inception (December 30, 1997) to December 31, 2000 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations and sustain its operations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Reno, Nevada
April 6, 2001

Page YE 2000 A-2


                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                         (A Development Stage Company)
                          CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999
                       (See Independent Auditors' Report)

                                      ASSETS

                                                             2000          1999
                                                      -----------   -----------
Current Assets
    Cash                                              $    20,722   $     1,904
    Accounts receivable                                     9,314          -
    Loan receivable, related party                         53,092        50,000
    Interest receivable                                       875          -
    Prepaid expenses                                        8,431          -
                                                      -----------   -----------
                                                           92,434        51,904
                                                      -----------   -----------
Other Assets
    Web site (net of amortization of $225)                  1,796          -
    Deferred development and software                     152,213          -
                                                      -----------   -----------
        Total Other Assets                                154,009          -
                                                      -----------   -----------
        Total Assets                                  $   246,443   $    51,904
                                                      ===========   ===========

                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
    Accounts payable                                  $    37,124   $      -
    Accrued liabilities                                       916          -
    Due to stockholders                                       470          -
                                                      -----------   -----------
        Total Current Liabilities                          38,510          -
                                                      -----------   -----------

Long Term Debt, net                                        75,890          -
                                                      -----------   -----------

        Total Liabilities                                 114,400          -
                                                      -----------   -----------

Stockholders' Equity (Deficit)
    Common stock, $.001 par value.  Authorized
      50,000,000 shares; issued and outstanding
      23,444,349 shares at December 31, 2000
      and 19,122,000 shares at December 31, 1999           23,444        19,122
    Additional paid in capital                            220,112        69,000
    Deficit accumulated during the development stage     (106,615)      (36,218)
    Aggregate translation adjustment                       (4,898)         -
                                                      -----------   -----------
        Net Stockholders' Equity                          132,043        51,904
                                                      -----------   -----------

        Total Liabilities and Stockholders'
          Equity (Deficit)                            $   246,443   $    51,904
                                                      ===========   ===========

     The accompanying notes are an integral part of the financial statements

Page YE 2000 A-3

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME
                For the Years Ended December 31, 2000 and 1999
            and From Inception (December 30, 1997) to December 31, 2000
                       (See Independent Auditors' Report)

                                                                               From
                                                                            Inception
                                                  Years Ended                Through
                                                  December 31,             December 31,
                                           --------------------------
                                                   2000          1999          2000
                                           ------------   -----------      -----------
Net Sales                                  $       -      $       -        $       -
Cost of Sales                                      -              -                -
                                           ------------   -----------      -----------
                                                   -              -                -
                                           ------------   -----------      -----------
Expenses:
    Professional services                        60,343        23,060           96,525
    Other, selling, general and
    administrative expenses                      11,078            36           11,114
                                           ------------   -----------      -----------
                                                 71,421        23,096          107,639
                                           ------------   -----------      -----------

Loss from Operations                            (71,421)      (23,096)        (107,639)
                                           ------------   -----------      -----------

Other Income (Expense)
    Interest income                               1,940          -               1,940
    Interest expense                               (916)         -                (916)
                                           ------------   -----------      -----------
                                                  1,024          -               1,024
                                           ------------   -----------      -----------

        Net (Loss)                              (70,397)      (23,096)        (106,615)

Other Comprehensive (Loss) Income
    Foreign currency translation
    adjustment                                   (4,898)         -              (4,898)
                                           ------------   -----------      -----------

        Comprehensive (Loss)               $    (75,295)  $   (23,096)     $  (111,513)
                                           ============   ===========      ===========

    Net Loss per Share                     $      (.003)  $     (.002)     $     (.009)
                                           ============   ===========      ===========

     Weighted average shares
       outstanding                           22,369,691    12,393,495       12,280,126
                                           ============   ===========      ===========

     The accompanying notes are an integral part of the financial statements

Page YE 2000 A-4

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME
                For the Years Ended December 31, 2000 and 1999
            and From Inception (December 30, 1997) to December 31, 2000
                       (See Independent Auditors' Report)

                                                                               From
                                                                            Inception
                                                  Years Ended                Through
                                                  December 31,             December 31,
                                           --------------------------
                                                   2000          1999          2000
                                           ------------   -----------      -----------
Cash Flows from (for) Operating
 Activities:
    Net income (loss)                      $    (70,397)  $   (23,096)     $  (106,615)
                                           ------------   -----------      -----------
Adjustments to reconcile net loss to
   net cash used by operating activities:
    Amortization                                    225          -                 225
    Common stock issued for pro-
       fessional services rendered                 -           11,017           13,122
   (Increase) in receivables                    (12,029)      (50,000)         (62,029)
   (Increase) in prepaid expenses                (6,778)         -              (6,778)
   (Increase) in software and deferred
     development costs                          (99,717)         -             (99,717)
   Increase (Decrease) in accounts payable       34,746       (11,017)          34,746
   Increase in accrued liabilities                  916          -                 916
   Increase in due to stockholders                  470          -                 470
                                           ------------   -----------      -----------
        Net Adjustments                         (82,167)      (50,000)        (119,045)
                                           ------------   -----------      -----------
        Net Cash (Used) by
            Operating Activities               (152,564)      (73,096)        (225,660)
                                           ------------   -----------      -----------

Cash Flows From Investing Activities:
   Cash acquired during acquisition              98,473          -              98,473
                                           ------------   -----------      -----------
     Net Cash Provided by Investing
            Activities                           98,473          -              98,473
                                           ------------   -----------      -----------

Cash Flows From Financing Activities:
   Proceeds from debt                            75,890          -              75,890
   Proceeds from sales of stock                    -           75,000           75,000
                                           ------------   -----------      -----------
     Net Cash Provided by
           Financing Activities                  75,890        75,000          150,890
                                           ------------   -----------      -----------

Effect of Exchange Rate on Cash                  (2,981)         -              (2,981)
                                           ------------   -----------      -----------

Net increase (decrease) in cash                  18,818         1,904           20,722

Cash at beginning of year                         1,904          -                -
                                           ------------   -----------      -----------

Cash at end of period                      $     20,722   $     1,904      $    20,722
                                           ============   ===========      ===========


     The accompanying notes are an integral part of the financial statements

Page YE 2000 A-5

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                         (A Development Stage Company)
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE PERIODS ENDED December 31, 2000 AND 1999
          AND FROM INCEPTION (DECEMBER 30, 1997) TO December 31, 2000
                       (See Independent Auditors' Report)


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                                               From
                                                                            Inception
                                                  Years Ended                Through
                                                  December 31,             December 31,
                                           --------------------------
                                                   2000          1999          2000
                                           ------------   -----------      -----------
Cash paid during the year for interest     $       -      $      -         $      -
                                           ============   ===========      ===========

Cash paid during the year for income taxes $       -      $      -         $      -
                                           ============   ===========      ===========



SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCING ACTIVITIES


Assets and Liabilities Acquired in Acquisition
     Receivables                                          $     1,315
     Prepaid expenses                                           1,720
     Deferred development and software                         56,400
     Accounts payable                                          (1,097)
     Other payables                                            (1,376)

     The accompanying notes are an integral part of the financial statements

Page YE 2000 A-6


                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                         (A Development Stage Company)
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                FOR THE PERIODS ENDED December 31, 2000 AND 1999
          AND FROM INCEPTION (DECEMBER 30, 1997) TO December 31, 2000
                       (See Independent Auditors' Report)

                                                                                 Deficit           Equity
                                                                               Accumulated        Adjustment
                                                          Additional           During the        From Foreign
                                   Common Stock             Paid-in           Development         Currency
                            --------------------------
                              Shares          Amount        Capital              Stage           Translation          Total
                            ------------  ------------   -------------     --------------       -------------     -------------
Issuance of shares of
  common stock during
  1997, for professional
  services rendered          2,105,300     $     2,105   $       -         $       -            $       -         $     2,105

Net loss for 1997                 -               -              -               (2,105)                -              (2,105)
                            ----------     -----------   ------------      ------------         ------------      -----------

Balance, December 31,
   1997                      2,105,300           2,105           -               (2,105)                -                -

Net loss for 1998                 -               -              -              (11,017)                -             (11,017)
                            ----------     -----------   ------------      ------------         ------------      -----------

Balance, December 31,
   1998                      2,105,300           2,105           -              (13,122)                -              (11,017)

Issuance of shares of
   common stock during
   1999 for professional
   services rendered        11,016,800          11,017           -                 -                    -               11,017

Issuance of shares of
   common stock for cash
   on December 1, 1999 at
   $.0125 per share          6,000,000           6,000         69,000              -                    -               75,000

Net loss for 1999                 -               -              -              (23,096)                -              (23,096)
                            ----------     -----------   ------------      ------------         ------------      -----------

Balance, December 31,
   1999                     19,122,100          19,122         69,000           (36,218)                -               51,904

Issuance of shares of
   common stock on
   March 31, 2000 for
   all shares of Intuitech
   Marketing, Inc. at
   $.036 per share           4,322,249           4,322        151,112              -                    -              155,434

     The accompanying notes are an integral part of the financial statements

Page YE 2000 A-7


                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                         (A Development Stage Company)
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                FOR THE PERIODS ENDED December 31, 2000 AND 1999
          AND FROM INCEPTION (DECEMBER 30, 1997) TO December 31, 2000
                       (See Independent Auditors' Report)

                                                                                 Deficit           Equity
                                                                               Accumulated        Adjustment
                                                          Additional           During the        From Foreign
                                   Common Stock             Paid-in           Development         Currency
                            --------------------------
                              Shares          Amount        Capital              Stage           Translation          Total
                            ------------  ------------   -------------     --------------       -------------     -------------
Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars         -               -              -                 -                  (4,898)          (4,898)

Net loss through December
     31, 2000                     -               -              -              (70,397)                -             (70,397)
                            ----------     -----------   ------------      ------------         ------------      -----------

Balance, December 31,
     2000                   23,444,349     $    23,444   $    220,112      $   (106,615)        $     (4,898)     $   132,043
                            ==========     ===========   ============      ============         ============      ===========

     The accompanying notes are an integral part of the financial statements

Page YE 2000 A-8

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
           AND FROM INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 2000


NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF
------------------------------------------------------------------------------
PRESENTATION
------------

Organization and Operations

     Monarch Media and Entertainment Group, Inc. and its wholly owned subsidiary, Intuitech Marketing, Inc. (collectively "Company"), a development stage enterprise, operates in the business of acquiring and enhancing existing software technologies and products so that they can be reintroduced to the market place. Specifically, the Company's primary business is providing M2D Services to publishers of magazines and trade journals. M2D Services, or magazines to digital, is the process of creating a new product for publishers by repackaging the back issues of their magazines or trade journals into an electronic format and presenting them on a CD-ROM or DVD using Intuitech's P2D Technology. Digital Archive refers to the new product created using M2D Services that may contain as few as one or as many as hundreds of back issues of a publication.

     In April 2000, Monarch Media and Entertainment Group, Inc. ("Monarch Media") acquired all of the outstanding common stock of Intuitech Marketing, Inc. ("Intuitech") by issuing 4,322,249 shares of its common stock. In connection with the legal form of the transaction, Intuitech became a wholly owned subsidiary of Monarch Media. Monarch Media, as the acquiror, did not record goodwill or any other intangible asset for this acquisition as the combination was done at the fair market value of Intuitech's assets.

     The following summarized pro forma (unaudited) information assumes the acquisition had occurred on January 1, 1999:

                                         2000           1999
                                  -----------    -----------

     Net Loss for year            $   (75,155)   $   (27,063)
                                  ===========    ===========

     Earnings per share:
        Basic
           Net Loss               $     (.003)   $     (.002)
                                  ===========    ===========

Principles of Consolidation and Basis of Presentation
-----------------------------------------------------

     The consolidated financial statements include the accounts of Monarch Media and Entertainment Group, Inc. and its wholly owned subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year consolidated financial statements to conform to the current year's presentation.

Page YE 2000 A-9

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
           AND FROM INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 2000


NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF
------------------------------------------------------------------------------
PRESENTATION - Continued
------------

Risks and Uncertainties

     Since December 1999, Intuitech, and more recently the Company, has been primarily engaged in directing, supervising, and coordinating research and development efforts in the continuing development of its products, marketing its products and raising funds.

     There is no assurance that the Company's research, development, and marketing activities will be successful, that the Company will have commercially acceptable products, or that the Company will achieve significant sales of such products. The Company has incurred net losses and has an accumulated deficit at December 31, 2000. In addition, the Company operates in an environment of rapid change in technology and is dependent upon its ability to obtain additional funding and execute its business plan. If the Company is unable to successfully bring its technologies to commercialization, it is unlikely that the Company could continue as a business.

     These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Foreign Operations and Currency Risks

     A significant portion of the Company's operations consists of developing its product in a foreign jurisdiction, specifically Canada. The Company anticipates selling its product in foreign countries as well as the United States. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company develops and distributes its products. The Company's operating results are exposed to changes in exchange rates between the U.S. dollar and other currencies, specifically the Canadian dollar. When the U.S. dollar strengthens against a foreign currency, the value of anticipated sales and expenses in those currencies decreases, and vice-versa. Additionally, to the extent the Company's foreign operations with functional currencies other then the U.S. dollar transact business in countries other then the U.S., exchange rate changes between two foreign currencies could ultimately impact the Company. Finally, currency exchanges fluctuations can have a translation impact on the Company's financial position. During the year ended December 31, 2000, the Company recognized foreign currency transaction losses of $29 which was charged to operations.

Page YE 2000 A-10

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
           AND FROM INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 2000


NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF
------------------------------------------------------------------------------
PRESENTATION - Continued
------------


Translation of Foreign Currencies

     The financial position and results of operations of the Company's foreign subsidiaries are measured generally using local currencies as the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at each year-end. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded in the foreign currency translation adjustment account and included in other comprehensive income. In the event of a divestiture of a foreign subsidiary, the related foreign currency translation results are reversed from equity to income. Foreign currency exchange gains and losses are included in net income.


Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


Cash and Cash Equivalents

     Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.


Concentrations of Credit Risk

     The Company maintained cash balances at various banks, one was located in Hendersonville, Tennessee. Accounts at this institution were insured by the Federal Deposit Insurance Corporation up to $100,000. This account was closed at December 31, 2000. The other bank deposit accounts are maintained in one bank in Canada. Accounts at the bank are insured by the Canadian Deposit Insurance Corporation (CDIC) up to $60,000 (Canadian currency) per bank. The Company's cash balances, at times, may exceed insured limits.

Page YE 2000 A-11

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
           AND FROM INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 2000


NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF
------------------------------------------------------------------------------
PRESENTATION - Continued
------------

Fair Value of Financial Instruments

     In accordance with the Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS No. 107"), the carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of SFAS No. 107 do not exist and there are no quoted market prices for these instruments. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of (1) the limited information available to the Company, and (2) the significance of the cost to obtain independent appraisals for this purpose.

Software and Deferred Development Costs

     The Company accounts for the costs of developing software products to be used internally in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use which allows for costs incurred during the application development stage to be capitalized upon the establishment of technological feasibility and subsequently reported on the balance sheet at the lower of unamortized cost or net realizable value.

     The Company accounts for the costs of developing software products to be sold in accordance with Statement of Financial Accounting Standards 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed which requires the capitalization of costs only during the period from the establishment of technological feasibility to the time at which the product is available for general release to customers.

     Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

Asset Impairment

     The Company reviews its intangibles and other long-lived assets periodically in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, to determine potential impairment by comparing the carrying value of the assets with estimated undiscounted future cash flows expected to result from the use of the assets, including cash flows from disposition. Based on this analysis, if the sum of the expected future undiscounted net cash flow is less than its carrying value, the Company would determine whether an impairment loss should be recognized. At December 31, 2000, it was determined that there were no asset impairments.

Page YE 2000 A-12

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
           AND FROM INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 2000

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF
------------------------------------------------------------------------------
PRESENTATION - Continued
------------

Segment Reporting

     During the year ended June 30, 1999, the Company adopted Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), which establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that for the years ended December 31, 2000 and 1999, it operated in one business segment.

Income Taxes

     The Company accounts for income taxes by the asset/liability approach in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Under this pronouncement, deferred income taxes, if any, reflect the estimated future tax consequences when reported amounts of assets and liabilities are recovered or paid. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are scheduled to be in effect when the differences are expected to reverse. The provision for income taxes, if any, represents the total income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The tax benefits related to operating loss carryforwards are recognized if management believes, based on available evidence, that it is more likely than not that they will be realized.

Net Loss per Share

     In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. Upon adoption, all prior EPS data was restated.

     Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

     Since the Company had no common shares that are potentially issuable, such as stock options, convertible preferred stock, and warrants, for the year ended December 31, 1999, basic and diluted earnings per share are the same. Since the fully diluted loss per share for 2000 was antidilutive, basic and diluted earnings per share are the same. Accordingly, the common shares potentially issuable upon conversion of convertible debt during the year ended December 31, 2000 of 1,340,000 shares were not included in the calculation of diluted earnings per common share.

Page YE 2000 A-13

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
           AND FROM INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 2000



NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF
------------------------------------------------------------------------------
PRESENTATION - Continued
------------

New Accounting Standards

     In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain
(loss) on certain marketable securities. During the periods presented, the Company had the additional component of a foreign currency translation adjustment in computing comprehensive income.

     In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

     In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have little impact on the Company's financial statements.

Page YE 2000 A-14

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
           AND FROM INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 2000


NOTE 2- RELATED PARTY TRANSACTIONS
----------------------------------

Software and Development Costs

     In December 1999 Intuitech purchased developed software for approximately $33,000 from Helikon Technologies, Inc., a company related at that time by common ownership and management.

     In February 2000 Intuitech entered into a verbal agreement, formalized in a written agreement November, 2000, with Helikon Technologies, Inc. (Helikon), a company related at that time by common ownership and management, whereas Helikon is to develop software for Intuitech for an approximate cost of $130,000. Since the original agreement, the cost of completion has been amended to be approximately $146,000. As of December 31, 2000 Intuitech has paid and accrued $118,832 for the progression of the software development.

Consulting Fees

     Intuitech Marketing, Inc. paid Tom Williams, a stockholder/officer for performing consulting services. During the nine months (from acquisition to December 31, 2000) ended December 31, 2000 Intuitech paid $19,199 for these services and there is no amount due for these services.

     Monarch Media paid David Mead, a minority stockholder, $23,060 for performing consulting services during the year ended December 31, 1999. There were no such services or fees during 2000. There were no amounts due for these services as of December 31, 2000 nor 1999.

Related Party Receivables

     Notes Receivable at December 31, 2000 and 1999 , were due from the following related parties:

                                                   2000         1999
                                             ----------   ----------
     Note receivable from an affiliated
      company., related by common director
      /officer, 7% interest                  $   50,000   $   50,000
     Notes receivable from stockholder/
     officer, 1% interest                         3,092         -
                                             ----------   ----------
                                             $   53,092   $   50,000
                                             ==========   ==========

     Due to the short-term nature of the notes receivable, the recording of any adjustments to reflect a market value rate of interest is immaterial to these financial statements. Interest income of $1,457 was recognized in relation to these notes for the year ended December 31, 2000.

Page YE 2000 A-15

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
           AND FROM INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 2000

NOTE 2- RELATED PARTY TRANSACTIONS - Continued
----------------------------------

Office Lease

     The Company leases office spaces from Leprechaun Management Corp., a company controlled by a Monarch Media minority stockholder, on a month to month basis for approximately $1,400 per month ($700 for Monarch and $700 for Intuitech). During the year ended December 31, 2000, the Company incurred expenses related to the leasing of these office spaces in the amount of $2,910.

Other Technical and Support Services

     The Company, from time to time, may hire related parties to provide technical and/or administrative services. During the year ended December 31, 2000, the Company incurred approximately $12,000 in such services.

Notes Payable

     At December 31, 2000, the Company has a $25,890 long term note payable to Leprechaun Management Corp., a company controlled by a Monarch Media minority stockholder. The note is due September 22, 2003 and has accrued interest payable of $119. See Note 3 for additional information on this note.

NOTE 3 - LONG TERM DEBT
-----------------------

Long term debt consisted of the following notes:

     Convertible note payable dated September 22, 2000, to
        an unrelated entity, for $40,000. The term of the loan
        agreement is for approximately three years and must be
        paid in full on or by September 22, 2003.  The loan
        bears interest of 7% per annum, interest is payable
        on demand or at the term of the loan.  The lender at
        anytime may convert all or a portion of  the loan into
        common stock at a conversion rate of one share for
        every 5 cents of the loan balance.                         $     40,000

Page YE 2000 A-16

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
           AND FROM INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 2000

NOTE 3 - LONG TERM DEBT - Continued
-----------------------

     Convertible note payable dated December 2, 2000, to
        a company controlled by a Monarch Media minority stockholder, for $27,000.  The term of the loan agreement is for three
        years and must be paid in full on or by September 22, 2003.
        The loan bears a face interest of  7% per annum, has
        an effective interest rate of 8.6%, interest is payable to the lender on demand or at the term of the loan.  The
        lender at anytime may convert all or a portion of
        the loan into common stock at a conversion rate of one
        share for every 5 cents of the loan balance.
        The note was issued at a discount of $1,132, which
        will be recognized over the life of the loan using the
        effective interest method.  The balance of the discount
        at December 31, 2000 is $1,110.                                  25,890

     Note payable dated December 6, 2000, to an unrelated entity for $10,000.  The term of the loan agreement is for
        approximately three years and must be paid in full on or
        by September 22, 2003.  The loan bears interest of 7% per
        annum, interest is payable on demand or at the term of the
        loan.                                                            10,000
                                                                    -----------
                                                                         75,890
            Less: Current Portion                                          -
                                                                    -----------

            Total Long Term Debt                                    $    75,890
                                                                    ===========

     Maturities on long term debt are as follows:

           Year Ended
          December 31,
          ------------
               2001                                 $     -
               2002                                       -
               2003                                     75,890
               2004                                       -
               2005 and thereafter                        -
                                                    ----------

                                                    $   75,890
                                                    ==========

     The amount of interest costs incurred for the year ended December 31, 2000, was $916.

Page YE 2000 A-17

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
           AND FROM INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 2000


NOTE 4 - INCOME TAXES
---------------------

     As discussed in Note 1, the Company adopted SFAS No. 109 effective December 30, 1997. One of the provisions of SFAS 109 enables companies to record deferred tax assets for the benefit to be derived from the utilization of net operating loss carryforwards and certain deductible temporary differences. At December 31, 2000 and 1999, the tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                                                  From Inception
                                       2000            1999              to 2000
                                -----------     -----------     ----------------

     Net operating loss
      carryforwards (tax)       $     10,560    $     3,464      $     15,992
     Less: valuation
      allowance                      (10,560)        (3,464)          (15,992)
                                ------------    -----------      ------------

                                $       -       $      -         $       -
                                ============    ===========      ============

     As of December 31, 2000, the Company has net operating loss carryforwards of approximately $106,615 for Federal income tax return purposes, which expire through 2015. The future tax benefits are dependent upon the Company's ability to generate future earnings.

     In addition, the Company has not filed any income tax returns since its inception. Currently, all tax returns from inception have been substantially prepared and are expected to be filed by May 15, 2001. However, due to the judgment involving the realizability of any net operating loss carryforward due to the lack of revenues by the Company, a deferred income tax valuation allowance has been recorded for the full amount of the deferred tax asset attributable to the net operating loss carryforward.


NOTE 5 - SUBSEQUENT EVENTS
--------------------------

     The Company entered into a loan agreement with a company controlled by a Monarch Media minority stockholder on March 1, 2001 for approximately $19,500 ($30,000 Canadian dollars). The loan was funded one half in March and one half in April. The term of the loan agreement is for fifteen months and must be paid in full on or before June 30, 2002. The loan bears interest of 7% per annum, interest is payable to the lender on demand or at the term of the loan.

     The Company entered into an employment agreement for a sales representative with the brother of the President of the Company in March of 2001. The agreement calls for a monthly salary of approximately $1,300 plus performance bonuses and commissions ranging from 8-13% of the sales generated.

                                   Part III
                                   --------

List of Exhibits

Exhibit 1 Agreement and Plan of Reorganization by and between Monarch Media and Entertainment Group, Inc. Intuitech Marketing Inc. and the shareholders of Intuitech. This agreement was filed as Exhibit 1 of the Company's Form 10-SB12G/A dated August 24, 2000 and is incorporated herein by this reference.

Exhibit A     Technology Transfer Agreement between Helikon Technologies Inc.
              and Intuitech Marketing Inc. dated December 1, 1999. This agreement was filed as Exhibit A of the Company's Form 10-SB12G/A dated January 25, 2001 and is incorporated herein by this reference.

Exhibit B     Software Development Agreement between Helikon Technologies Inc.
              and Intuitech Marketing Inc. dated November 1, 2000. This agreement was filed as Exhibit B of the Company's Form 10-SB12G/A dated January 25, 2001 and is incorporated herein by this reference.

Exhibit C     Loan Agreements dated September 22, 2000 and December 10, 2000.
              These agreements were filed as Exhibit C of the Company's Form
              10-SB12G/A dated January 25, 2001 and is incorporated herein by this reference.

Exhibit D     Lease Agreement dated November 1, 2000 between Monarch Media and
              Entertainment Group, Inc. and Leprechaun Management Corp. and
              Lease Agreement dated November 1, 2000 between Intuitech Marketing
              Inc. and Leprechaun Management Corp. These agreements were filed as Exhibit D of the Company's Form 10-SB12G/A dated January 25,
              2001 and is incorporated herein by this reference.

Exhibit E     Consulting Agreement between Intuitech Marketing Inc. and Tom
              Williams dated June 1, 2000.  This agreement was filed as Exhibit
              E of the Company's Form 10-SB12G/A dated January 25, 2001 and is incorporated herein by this reference.

Exhibit F     Loan Agreement between Monarch Media & Entertainment Group, Inc.
              and Dominion Game Marketing Ltd. dated October 1, 2000. This agreement was filed as Exhibit F of the Company's Form 10-SB12G/A dated January 25, 2001 and is incorporated herein by this reference.

Exhibit G     List of shareholders of Intuitech Marketing Inc. who received common shares of Monarch Media. This list was filed as Exhibit G of the Company's Form 10-SB12G/A dated January 25, 2001 and is incorporated herein by this reference.

Exhibit H     Employment Agreement between Intuitech Marketing Inc. and William
              Hunt dated January 2, 2001.

Exhibit I Employment Agreement between Intuitech Marketing Inc. and David Williams dated March 26, 2001.

Exhibit J     Amendment to Consulting Agreement between Intuitech Marketing Inc.
              and Thomas Williams dated March 16, 2001.

Exhibit K     Amendment dated February 1, 2001 to Software Development Agreement between Helikon Technologies Inc. and Intuitech Marketing Inc.
              dated November 1, 2000.






SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, there under duly authorized.

Monarch Media and Entertainment Group, Inc.

/s/ Tom Williams

By:  Tom Williams, President
April 26, 2001

Exhibit H
Page 1

THIS AGREEMENT made of the 2nd day of January 2001.

BETWEEN:

           INTUITECH MARKETING INC., a body corporate, having its head office at Suite 800 - 555 West Hastings Street, Vancouver, B.C. V6B 4N5 (hereinafter called the "Company")

                                                               OF THE FIRST PART

AND:

           WILLIAM W. HUNT, 711 7th Avenue, New Westminster, B.C. V??? (hereinafter called the "Employee")

                                                              OF THE SECOND PART

WHEREAS;

A. The Company is engaged in providing services to magazine publishers by creating digital archives of their magazines; and

B. The Company desires to retain the Employee to perform telephone sales services for the Company and the Employee has agreed to do so for the consideration and upon the terms and conditions set forth.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the mutual covenants and agreements herein contained, it is hereby agreed by and between the parties hereto as follows:

1) The Company hereby engages the Employee to perform the following services, in connection with the conduct of its business, and the Employee hereby accepts such engagement upon and subject to the terms and conditions herein set forth.

2) Pursuant to the terms of this Agreement, the Employee agrees to provide the following services:

       a) To contact prospective clients by telephone, mail or email correspondence for the purpose of introducing the Company and its services;

       b) To collect information from the prospective client and qualify their interest in the Company's service;

       c) To act in the best interest of the Company in regards to his work standards and professional conduct; and

       d)  To perform such other tasks as may be assigned by the Company.

3) The Company hereby agrees to pay the Employee the sum of $2,000 per month commencing January 2, 2001, and continuing from month to month until this Agreement is terminated as provided for herein. The Employee acknowledges a three-month probationary period during which the Company will evaluate the suitability of the Employee.

4) During the term of this contract hereunder, the Employee shall devote sufficient time, attention and expertise to the affairs of the Company as may be necessary for the proper exercise of his duties hereunder.

5)     For the purpose of this agreement the term Property Rights shall mean:

       a) all property or intellectual property rights (including patent, copyrights, trademark and industrial design rights) currently held, owned by the Company, or developed by the Company in the future; and

       b) to the extent (if any) not included within, and without limiting the generality of paragraph (a), all technical or confidential information, software, know-how, drawings, trade secrets, documentation, manuals, source, source codes, technical specifications, programming code, specifications, designs, processes, formulae, plan, models, techniques, data and design calculations held or owed by the Company or developed by the Company in the future.

6) The Employee acknowledges and agrees that all software, concepts, designs, technical specifications, programming code and any Property Rights developed by the Employee during the term of this Agreement, shall be the sole and exclusive property of the Company. The Employee hereby waives, releases and forever discharges any moral or other rights that he may now have, or acquire in the future, with respect to any Property Rights developed by the Employee while employed by the Company.

7) While employed with the Company, the Employee will not engage his services, either for himself or for others in the creation and development of digital archive services or Internet web based products or other software products.

8) The Employee acknowledges that the Company is the owner of certain confidential and proprietary information, which may include inventions, processes, methods, formulas, specifications, manufacturing techniques, testing processes and procedures, documentation, software, including algorithms and internal workings of programs, creative works, know-how, marketing strategies, new material research, pending projects and proposals, research and development, technological data, customer lists, vendor lists, pricing and credit techniques, research and development activities, and documentation, and any and all other proprietary information which may give them an opportunity to acquire an advantage over their competitors (the "Confidential Information").

9) As further consideration of the Company entering into this agreement, the Employee agrees he shall keep the Property Rights and Confidential Information of the Company confidential and not disclose it to any person outside the Company unless specifically instructed to do so. In the event this agreement is terminated as provided below, he shall not make use of the Property Rights and Confidential Information for himself or disclose it to a future employer.

10) The Company shall have the right to terminate this agreement at any time during the probationary period ending April 2, 2001. After April 2, 2001 the Company shall have the right to terminate this agreement by giving the Employee two weeks notice in writing or by paying to the Employee the amount of his current given salary in lieu of notice PROVIDED THAT the engagement of the Employee hereunder may be terminated without notice and without payment in lieu of notice if the Employee is in breach of a term or condition of this Agreement.

11) The Employee may, at his option, terminate the term of his engagement hereunder by giving the Company two weeks notice in writing of his intention to do so.

12) Upon the termination of his engagement hereunder, the Employee shall immediately deliver to the Company all correspondence, documents, software, proprietary source code, designs, graphics, and papers belonging to the Company which may be in his possession or under his control. In addition, any copies of the above material which are not delivered to the Company, whether inadvertent or not, must be destroyed.

13) The representations, warranties, agreements and commitments of the Employee contained in this Agreement are provided for the exclusive benefit of the Company and a breach of any one or more thereof by the Employee may be waived by the Company in whole or in part at any time without prejudice to its in respect of any other breach of the same or any other representation or warranty and the representations, warranties, agreements and commitments contained in this Agreement shall survive the execution thereof.

14) Any notice required or permitted to be given hereunder shall be deemed to have been given if delivered by hand or mailed by prepaid registered mail to the party to which it is directed at the address set out above or to such other address as the respective parties may notify the other, in writing. Any such notice shall be deemed to have been given, if delivered when delivered, and if mailed, five business days following the mailing thereof at any post office in Canada PROVIDED THAT should there be, at the time of mailing or between the time of mailing and actual receipt of a notice, a mail strike, slow down or other labour dispute which affect the delivery of such notice by the mail, then such notice shall only be effective if and when actually delivered.

15) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

16) Time shall be of essence in the performance of each obligation under this Agreement.

17) This Agreement may be signed in any number of counterparts and all counterparts will be taken to comprise a single agreement.

18) This Agreement may not be amended except by written document signed by both Parties to this Agreement.

19) This Agreement constitutes the entire agreement between the Parties, and supersedes every previous agreement, communication, negotiation or understanding between the Parties with respect to the subject matter of this Agreement.

IN WITNESS WHEREOF this Agreement has been executed under seal with the intent that it takes effect as a deed, as of the day and year first above written.

INTUITECH MARKETING INC.



per:     /s/ Tom Williams
         --------------------------------
         Tom Williams, President

SIGNED SEALED AND DELIVERED by           )
BILL HUNT in the presence of             )
                                         )
                                         )        /s/ Bill Hunt
                                                  ------------------------------
                                         )        BILL HUNT
---------------------------------------
                                         )
                                         )
---------------------------------------
print name

Exhibit I
Page 1

THIS AGREEMENT made of the 26th day of March 2001.

BETWEEN:

           INTUITECH MARKETING INC., a body corporate, having its head office at Suite 800 - 555 West Hastings Street, Vancouver, B.C. V6B 4N5 (hereinafter called the "Company")

                                                               OF THE FIRST PART

AND:

           DAVID WILLIAMS, , Surrey, New Westminster, B.C.
           (hereinafter called the "Employee")

                                                              OF THE SECOND PART

WHEREAS;

A. The Company is engaged in providing services to magazine publishers by creating digital archives of their magazines;

B.     The Employee is experienced in Sales and Marketing; and

C. The Company desires to retain the Employee to perform sales services for the Company and the Employee has agreed to do so for the consideration and upon the terms and conditions set forth.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the mutual covenants and agreements herein contained, it is hereby agreed by and between the parties hereto as follows:

1) The Company hereby engages the Employee to perform the following services, in connection with the conduct of its business, and the Employee hereby accepts such engagement upon and subject to the terms and conditions herein set forth.

2) Pursuant to the terms of this Agreement, the Employee agrees to provide the following services:

       a) To contact prospective clients by telephone, mail or email correspondence for the purpose of introducing the Company and its services;

       b) To collect information from the prospective client and qualify their interest in the Company's service and to assist in the development of assessment reports and other correspondence to prospective client;

       c) To develop and maintain relationship with the Company's prospective client, up to closing the sale and though the archive development process until the final product is delivered to the client;

       d) To use his best efforts to collect the payments from the client as the project progresses and as they come due;

       e) To act in the best interest of the Company in regards to his work standards and professional conduct; and

       f)  To perform such other tasks as may be assigned by the Company.

3) The Company hereby agrees to pay the Employee an advance on Commissions, described below, in the amount of $2,000 per month (the "Advance") commencing March 22, 2001, and continuing from month to month until this Agreement is terminated as provided for herein.

4) The Company agrees to pay the Employee a commission (the "Commission") equal to 8% of Net Revenue earned on the sale of a Unit until the Employee has sold 30 Units during a calendar year, and then 13% of Net Revenue earned from the sale of Units over the initial 30 Units during the same calendar year.

       For the purpose of this agreement the following terms shall have the meanings described below:

       a) Unit shall mean a digital magazine archive, for a single magazine or similar publication, developed by the Company for its client using the Company's P2D Technology;

       b) Net Revenue shall mean the amount calculated from the selling price of the P2D Technology license fee only, that will comprise a portion of the total costs incurred by the client, less an allocation for the following:

           i) Development costs allowance of $US10,000 or 20% or the P2D Technology license fee component;
           ii) Equipment costs, allowance of $US5,000 or 10% or the P2D Technology license fee component; and
           iii) Admin costs, allowance of $US5,000 or 10% or the P2D Technology license fee component;

           For example, if the P2D Technology license fee is $US50,000, less Development costs, Equipment costs and Admin costs allowance of $US20,000 will result in Net Revenue of $US30,000.

           Commission shall be paid, pro rata as the Company receives payments from the client, and Commission are due only on the amount received by the Company. Commission will be calculated and paid 5 days after the month end during which payments are received by the Company. Advances will be repaid from the amount of Commissions.

5) The Company agrees to offer the Employee a bonus during the start up period. The Company shall pay the Employee $1,000 Canadian, over and above the Commission and the Advance described above for each Unit the Employee sells until the Company as a whole has entered into contracts to sell 10 Units. In addition, each of these first 10 Units the Employee is responsible for selling will count as 2 Units in calculated the 30 Unit milestone used to determine the higher Commission rate described in paragraph (4) above.

6) The Employees activities will result in an average not less than 10 introductory mailings being sent each day. The Employee sales goal are to close sales agreements for 4 Unit per month by the July, 2001 and to be closing sales, on a consistent basis, of 10 Unit per month by the September 2001.

7) The Company agrees to review this agreement on or about October 1, 2001. If the Employee receives a favorable review the Company shall request its parent corporation to consider issuing employee stock options to the Employee.

8) During the term of this contract hereunder, the Employee shall devote sufficient time, attention and expertise to the affairs of the Company as may be necessary for the proper exercise of his duties hereunder. The

       Employee shall spend a minimum of 40 hours per week implementing his tasks until such time until such time as the sales targets are being made and the Advance draw account is paid back.

9)     For the purpose of this agreement the term Property Rights shall mean:

       a) all property or intellectual property rights (including patent, copyrights, trademark and industrial design rights) currently held, owned by the Company, or developed by the Company in the future; and

       b) to the extent (if any) not included within, and without limiting the generality of paragraph (a), all technical or confidential information, software, know-how, drawings, trade secrets, documentation, manuals, source, source codes, technical specifications, programming code, specifications, designs, processes, formulae, plan, models, techniques, data and design calculations held or owed by the Company or developed by the Company in the future.

10) The Employee acknowledges and agrees that all software, concepts, designs, technical specifications, programming code and any Property Rights developed by the Employee during the term of this Agreement, shall be the sole and exclusive property of the Company. The Employee hereby waives, releases and forever discharges any moral or other rights that he may now have, or acquire in the future, with respect to any Property Rights developed by the Employee while employed by the Company.

11) While employed with the Company, the Employee will not engage his services, either for himself or for others in the creation and development of digital archive services or Internet web based products or other software products.

12) The Employee acknowledges that the Company is the owner of certain confidential and proprietary information, which may include inventions, processes, methods, formulas, specifications, manufacturing techniques, testing processes and procedures, documentation, software, including algorithms and internal workings of programs, creative works, know-how, marketing strategies, new material research, pending projects and proposals, research and development, technological data, customer lists, vendor lists, pricing and credit techniques, research and development activities, and documentation, and any and all other proprietary information which may give them an opportunity to acquire an advantage over their competitors (the "Confidential Information").

13) As further consideration of the Company entering into this agreement, the Employee agrees he shall keep the Property Rights and Confidential Information of the Company confidential and not disclose it to any person outside the Company unless specifically instructed to do so. In the event this agreement is terminated as provided below, he shall not make use of the Property Rights and Confidential Information for himself or disclose it to a future employer. Further, the Employee agrees no to contact any prospects or clients of the Company for a period of 2 years after this agreement is terminated.

14) The Company shall have the right to terminate this agreement at any time during the probationary period ending June 30, 2001. After June 30, 2001 the Company shall have the right to terminate this agreement by giving the Employee two weeks notice in writing or by paying to the Employee the amount of his current given salary in lieu of notice PROVIDED THAT the engagement of the Employee hereunder may be terminated without notice and without payment in lieu of notice if the Employee is in breach of a term or condition of this Agreement.

15) The Employee may, at his option, terminate the term of his engagement hereunder by giving the Company two weeks notice in writing of his intention to do so.

16) Upon the termination of his engagement hereunder, the Employee shall immediately deliver to the Company all correspondence, documents, software, proprietary source code, designs, graphics, and papers belonging to the Company which may be in his possession or under his control. In addition, any copies of the above material which are not delivered to the Company, whether inadvertent or not, must be destroyed.

17) The representations, warranties, agreements and commitments of the Employee contained in this Agreement are provided for the exclusive benefit of the Company and a breach of any one or more thereof by the Employee may be waived by the Company in whole or in part at any time without prejudice to its in respect of any other breach of the same or any other representation or warranty and the representations, warranties, agreements and commitments contained in this Agreement shall survive the execution thereof.

18) Any notice required or permitted to be given hereunder shall be deemed to have been given if delivered by hand or mailed by prepaid registered mail to the party to which it is directed at the address set out above or to such other address as the respective parties may notify the other, in writing. Any such notice shall be deemed to have been given, if delivered when delivered, and if mailed, five business days following the mailing thereof at any post office in Canada PROVIDED THAT should there be, at the time of mailing or between the time of mailing and actual receipt of a notice, a mail strike, slow down or other labour dispute which affect the delivery of such notice by the mail, then such notice shall only be effective if and when actually delivered.

19) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

20) Time shall be of essence in the performance of each obligation under this Agreement.

21) This Agreement may be signed in any number of counterparts and all counterparts will be taken to comprise a single agreement.

22) This Agreement may not be amended except by written document signed by both Parties to this Agreement.

23) This Agreement constitutes the entire agreement between the Parties, and supersedes every previous agreement, communication, negotiation or understanding between the Parties with respect to the subject matter of this Agreement.

IN WITNESS WHEREOF this Agreement has been executed under seal with the intent that it takes effect as a deed, as of the day and year first above written.

INTUITECH MARKETING INC.


per:     /s/ Tom Williams
         --------------------------------
         Tom Williams, President

SIGNED SEALED AND DELIVERED by           )
DAVID WILLIAMS in the presence of        )
                                         )
                                         )        /s/ David Williams
                                                  ------------------------------
                                         )        DAVID WILLIAMS
---------------------------------------
                                         )
                                         )
---------------------------------------
print name

Exhibit J




                            INTUITECH MARKETING INC.
                            200 - 604 Columbia Street
                              New Westminster, B.C.
                                     V3M 1A5


March 16, 2001

Mr. Tom Williams
18552 64B Avenue
Surrey, B.C.
V3S 8S9

Dear Tom

Re: Consulting Agreement dated June 1, 2000 (the "Agreement") between Intuitech Marketing Inc. ("Intuitech") and Tom Williams ("Williams")
--------------------------------------------------------------------------------

     This letter shall serve to confirm the agreement between Intuitech and Tom Williams to amend the Agreement. In consideration of the premises and the mutual covenants and agreements set out below, Intuitech and Tom Williams hereby agreed as follows:

1. Tom Williams acknowledges that he has not made the sales targets set out in the Agreement and agrees to continue to work to secure sales for Intuitech.

2. Williams agrees to reduce the amount of the consulting fee paid to him by Intuitech from $5,000 per month to $500 per month effective April 16, 2001. This amount shall continue from month to month until such time as Mr. Williams has secured for the Company, sales contracts to develop 10 digital magazine archive products.

3. Williams has agreed to work a minimum of 20 hours per week during this period of reduced consulting fees. Therefore paragraph 7 of the Agreement is hereby amended to replace "40 hours" per week with "20 hours" per week.

4. All other terms and conditions set out in the agreement remain in full force and effect.

If the above terms and conditions accurately reflect our agreement please sign in the space provided below.

Yours truly,
Intuitech Marketing Inc.



/s/ Allan Nienhuis

Allan Nienhuis, Director


                              The above terms and conditions are hereby accepted and approved this 16th day of March 2001.


                              /s/ Thomas A. Williams
                              ------------------------------------
                              Thomas A. Williams

Exhibit K




--------------------------------------------------------------------------------
                   AMENDED SOFTWARE DEVELOPMENT AGREEMENT
--------------------------------------------------------------------------------

THIS AGREEMENT dated for reference the 1st day of February 2001.

BETWEEN:

           INTUITECH MARKETING INC., a company duly incorporated under the laws of the British Columbia, and having its offices at 200 - 604 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A5

           (hereinafter called "Intuitech")

                                                               OF THE FIRST PART

AND:

           HELIKON TECHNOLOGIES INC., a body corporate, having its head office at Suite 800 - 555 West Hastings Street, Vancouver, B.C. V6B 4N5

           (hereinafter called "Helikon")

                                                              OF THE SECOND PART

WHEREAS:

A. Intuitech has hired Helikon to enhance and upgrade its Archive Software and develop a new software package (the "P2D Technology") pursuant to and more particularly described in the Software Development Agreement dated November 1, 2000 (the "Agreement").

B. Intuitech has requested that additional features ("New Features") be incorporated into the P2D Technology and Helikon has agreed to provide these features. The additional features are listed in the attached schedule "A".

C. The parties hereby agree to amend the Agreement in accordance with the terms and conditions set out below.

THEREFORE, in consideration of the mutual covenants and agreements in this Agreement, the parties hereto covenant and agree each with the other as follows:

1 Intuitech wishes to amended the design document dated June 5, 2000 to include the New Features.

2 Helikon agrees to implement the additional features and deliver them with the completed P2D Technology.

3 Intuitech hereby agrees to pay Helikon an additional $30,000 for the design and implementation of the New Features.

4 In Paragraph 2.1 of the Agreement, the Contract Amount shall be amended from $198,000 to $228,000. A new sub paragraph will be added after paragraph 2.1.5 which reads as follows:

--------------------------------------------------------------------------------
Amendment to Software Development Agreement Between
Intuitech Marketing Inc. and Helikon Technologies Inc.                   Page 1

       "2.1.6  New Features.  Intuitech will pay to Helikon $30,000 for the New
               ------------
       Features as follows, $15,000 on signing this agreement and $15,000 within ten days after timely delivery to Intuitech of the Complete Master of the P2D Technology and approval thereof by Intuitech, Intuitech shall pay Helikon fifteen thousand dollars ($15,000.00) (the "New Feature Fee"). Such New Feature Fee shall be sent and made payable to Helikon."

5 The P2D Technology, including the New Features will be completed by April 30, 2001. In Paragraph 1.6 of the Agreement the delivery date of the will be changed from January 31, 2001 to April 30, 2001.

6 All other terms and conditions in the Agreement remain in full force and effect.

IN WITNESS WHEREOF the parties have affixed their signatures and seals as at the date first written


INTUITECH MARKETING INC.



per:     /s/ Tom Williams
         --------------------------------
         Tom Williams, President



HELIKON TECHNOLOGIES INC.



Per:     /s/ Pete Gardner
         --------------------------------
         Pete Gardner, President


--------------------------------------------------------------------------------
Amendment to Software Development Agreement Between
Intuitech Marketing Inc. and Helikon Technologies Inc.                   Page 2